UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **December 3, 2004**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer Identification No.)

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Former name or former address, if changed since last report: **N/A**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.425)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

* *

Item 8.1. Other Events.

Segment Reporting

This Current Report on Form 8-K discloses revised information about the operating segments of Caterpillar Inc. (Caterpillar) following management's decision to change the internal measurement system used for segment reporting in the first quarter of 2004. Most notable are a change in the current cost methodology used to value inventory and cost of sales for segment reporting purposes, as well as a change in the manner that interest expense is charged to segments. In addition, certain corporate costs that were charged to segments in prior years are now reported as reconciling items. The presentation of this revised segment information does not change Caterpillar's consolidated financial position or consolidated results of operations for any period presented.

The revised segment information had no impact to the wording or amounts in Caterpillar's Management's Discussion and Analysis of Financial Condition and Results of Operations with respect to each of the three years in the period ended December 31, 2003 (the "MD&A") and the related Consolidated Financial Statements and Notes to Consolidated Financial Statements of Caterpillar (the "Consolidated Financial Statements"), except for the revised segment reporting methodology contained in Note 22 of the Notes to Consolidated Financial Statements. This Current Report also includes the report on the Consolidated Financial Statements for the year ended December 31, 2003 of PricewaterhouseCoopers LLP, an independent registered public accounting firm. Except as noted above, the Consolidated Financial Statements remain unchanged from the Consolidated Financial Statements that were filed in Caterpillar's Annual Report on Form 10-K for the year ended December 31, 2003.

Item 9.01 Financial Statements and Exhibits.

    (c)   Exhibits:

23.1	Opinion of PricewaterhouseCoopers LLP
23.2	Consent of PricewaterhouseCoopers LLP
31.1	Certification of James W. Owens, Chairman and Chief Executive Officer of Caterpillar Inc., as required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of F. Lynn McPheeters, Chief Financial Officer of Caterpillar Inc., as required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certification of James W. Owens, Chairman and Chief Executive Officer of Caterpillar Inc. and F. Lynn McPheeters, Chief Financial Officer of Caterpillar Inc., as required pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99	Consolidated Financial Statements and Notes to Consolidated Financial Statements.

* *

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

December 3, 2004   By: /s/ James B. Buda
                                            James B. Buda
                                          Vice President

EXHIBIT 23.1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Caterpillar Inc.:

In our opinion, the accompanying statements of consolidated financial position and related statements of consolidated results of operations, changes in consolidated stockholders' equity and consolidated cash flow present fairly, in all material respects, the financial position of Caterpillar Inc. and its subsidiaries at December 31, 2003, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 9 to the consolidated financial statements, effective January 1, 2002 the Company changed the manner in which it accounts for goodwill and other intangible assets upon the adoption of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets."

/s/ PRICEWATERHOUSECOOPERS LLP

Peoria, Illinois

January 27, 2004, except as to Note 22 which is as of December 3, 2004

EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 2-43929, as amended, 2-90123, as amended, 2-97450, as amended, 33-3718, as amended, 33-8003, 33-14116, 333-37353, 33-39280, 33-40598, 333-03609, 333-32853, 333-32851, 333-41464, 333-98197, 333-111355, as amended, and 333-115837) and Form S-3 (Nos. 33-46194, 333-22041, 333-43133, 333-43983, 333-57512, and 333-71468) of Caterpillar Inc. of our report dated January 27, 2004, except as to Note 22 which is as of December 3, 2004, appearing in this Form 8-K.

/s/ PRICEWATERHOUSECOOPERS LLP

Peoria, Illinois

December 3, 2004

EXHIBIT 31.1

SECTION 302 CERTIFICATION

I, James W. Owens, certify that:

1. I have reviewed this current report on Form 8-K of Caterpillar Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrants most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

		Chairman of the Board and
December 3, 2004	*/s/ James W. Owens*	Chief Executive Officer
	(James W. Owens)	

EXHIBIT 31.2

SECTION 302 CERTIFICATION

I, F. Lynn McPheeters, certify that:

1.   I have reviewed this current report on Form 8-K of Caterpillar Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

   a)   designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b)   evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report; based on such evaluation; and

   c)   disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrants most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a)   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

December 3, 2004   */s/ F. Lynn McPheeters*   Chief Financial Officer
                                              (F. Lynn McPheeters)

EXHIBIT 32

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the current report of Caterpillar Inc. (the "Company") on Form 8-K for the period ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of our knowledge:

(1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

		Chairman of the Board and
December 3, 2004	*/s/ James W. Owens*	Chief Executive Officer
	(James W. Owens)	

December 3, 2004	*/s/ F. Lynn McPheeters*	Chief Financial Officer
	(F. Lynn McPheeters)	

A signed original of this written statement required by Section 906 has been provided to Caterpillar Inc. and will be retained by Caterpillar Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 99

STATEMENT 1

Caterpillar Inc.

Consolidated Results of Operations for the Years Ended December 31
(Dollars in millions except per share data)

	2003	2002	2001
Sales and revenues:			
Sales of Machinery and Engines	$21,048	$18,648	$19,027
Revenues of Financial Products	1,715	1,504	1,423
Total sales and revenues	22,763	20,152	20,450
Operating costs:			
Cost of goods sold	16,945	15,146	15,179
Selling, general and administrative expenses	2,470	2,094	2,140
Research and development expenses	669	656	696
Interest expense of Financial Products	470	521	657
Other operating expenses	521	411	467
Total operating costs	21,075	18,828	19,139
Operating profit	1,688	1,324	1,311
Interest expense excluding Financial Products	246	279	285
Other income (expense)	35	69	143
Consolidated profit before taxes	1,477	1,114	1,169
Provision for income taxes	398	312	367
Profit of consolidated companies	1,079	802	802
Equity in profit (loss) of unconsolidated affiliated companies	20	(4)	3
Profit	$ 1,099	$ 798	$ 805
Profit per common share	$ 3.18	$ 2.32	$ 2.35
Profit per common share — diluted[1]	$ 3.13	$ 2.30	$ 2.32
Weighted-average common shares (millions)	345.2	344.0	343.3
Weighted-average common shares — diluted (millions)[1]	351.4	346.9	347.1
Cash dividends declared per common share	$ 1.420	$ 1.400	$ 1.390

[1] Diluted by assumed exercise of stock options, using the treasury stock method.

See accompanying Notes to Consolidated Financial Statements.

STATEMENT 2
Changes in Consolidated Stockholders' Equity for the Years Ended December 31
(Dollars in millions)

	2003		2002		2001	
Common stock:						
Balance at beginning of year	$ 1,034		$ 1,043		$ 1,048	
Shares issued from treasury stock	25		(9)		(5)	
Balance at year-end	1,059		1,034		1,043	
Treasury stock:						
Balance at beginning of year	$(2,669)		$(2,696)		$(2,676)	
Shares issued: 2003 — 4,956,973; 2002 — 878,623; 2001 — 916,634	160		27		23	
Treasury shares purchased: 2003 — 5,450,000; 2001 — 937,000	(405)		—		(43)	
Balance at year-end	(2,914)		(2,669)		(2,696)	
Profit employed in the business:						
Balance at beginning of year	7,849		7,533		7,205	
Profit	1,099	$1,099	798	$ 798	805	$ 805
Dividends declared	(498)		(482)		(477)	
Balance at year-end	8,450		7,849		7,533	
Accumulated other comprehensive income:						
Foreign currency translation adjustment:						
Balance at beginning of year	86		(17)		55	
Aggregate adjustment for year	262	262	103	103	(72)	(72)
Balance at year-end	348		86		(17)	
Minimum pension liability adjustment — consolidated companies:						
Balance at beginning of year (net of tax of: 2003 — $383; 2002 — $82; 2001 — $1)	(771)		(161)		(1)	
Aggregate adjustment for year (net of tax of: 2003 — $77; 2002 — $301; 2001 — $81)	(163)	(163)	(610)	(610)	(160)	(160)
Balance at year-end (net of tax of: 2003 — $460; 2002 — $383; 2001 — $82)	(934)		(771)		(161)	
Minimum pension liability adjustment — unconsolidated affiliates:						
Balance at beginning of year	(37)		(41)		(31)	
Aggregate adjustment for year	(11)	(11)	4	4	(10)	(10)
Balance at year-end	(48)		(37)		(41)	
Derivative financial instruments:						
Balance at beginning of year (net of tax of: 2003 — $5; 2002 — $17)	11		(26)		—	
Gains/(losses) deferred during year (net of tax of: 2003 — $29; 2002 — $10; 2001 — $24)	53	53	15	15	(39)	(39)
(Gains)/losses reclassified to earnings during year (net of tax of: 2003 — $20; 2002 — $11; 2001 — $7)	40	40	22	22	13	13
Balance at year-end (net of tax of: 2003 — $54; 2002 — $4; 2001 — $17)	104		11		(26)	
Available-for-sale securities:						
Balance at beginning of year (net of tax of: 2003 — $17; 2002 — $13)	(31)		(24)		—	
Gains/(losses) deferred during year (net of tax of: 2003 — $12; 2002 — $16; 2001 — $14)	23	23	(29)	(29)	(26)	(26)
(Gains)/losses reclassified to earnings during year (net of tax of: 2003 — $11; 2002 — $12; 2001 — $1)	21	21	22	22	2	2
Balance at year-end (net of tax of: 2003 — $7; 2002 — $17; 2001 — $13)	13		(31)		(24)	
Total accumulated other comprehensive income	(517)		(742)		(269)	
Comprehensive income		$1,324		$ 325		$ 513
Stockholders' equity at year-end	$ 6,078		$ 5,472		$ 5,611	

See accompanying Notes to Consolidated Financial Statements.

STATEMENT 3
Consolidated Financial Position at December 31

Caterpillar Inc.

(Dollars in millions)

	2003	2002	2001
Assets			
Current assets:			
Cash and short-term investments	$ 342	$ 309	$ 400
Receivables — trade and other	3,666	2,838	2,592
Receivables — finance	7,605	6,748	5,849
Deferred and refundable income taxes	707	781	434
Prepaid expenses	1,424	1,224	1,139
Inventories	3,047	2,763	2,925
Total current assets	16,791	14,663	13,339
Property, plant and equipment — net	7,290	7,046	6,603
Long-term receivables — trade and other	82	66	55
Long-term receivables — finance	7,822	6,714	6,267
Investments in unconsolidated affiliated companies	800	747	787
Deferred income taxes	616	711	927
Intangible assets	239	281	274
Goodwill	1,398	1,402	1,397
Other assets	1,427	1,117	936
Total assets	**$36,465**	$32,747	$30,585
Liabilities			
Current liabilities:			
Short-term borrowings:			
— Machinery and Engines	$ 72	$ 64	$ 219
— Financial Products	2,685	2,111	1,961
Accounts payable	3,100	2,269	2,123
Accrued expenses	1,638	1,620	1,419
Accrued wages, salaries and employee benefits	1,802	1,779	1,403
Dividends payable	127	120	120
Deferred and current income taxes payable	216	70	11
Long-term debt due within one year:			
— Machinery and Engines	32	258	73
— Financial Products	2,949	3,654	3,058
Total current liabilities	12,621	11,945	10,387
Long-term debt due after one year:			
— Machinery and Engines	3,367	3,403	3,492
— Financial Products	10,711	8,193	7,799
Liability for postemployment benefits	3,172	3,333	2,920
Deferred income taxes and other liabilities	516	401	376
Total liabilities	**30,387**	27,275	24,974
Contingencies (Note 21)			
Stockholders' equity			
Common stock of $1.00 par value:			
Authorized shares: 900,000,000			
Issued shares (2003, 2002 and 2001 — 407,447,312) at paid-in amount	1,059	1,034	1,043
Treasury stock (2003 — 63,685,272 shares; 2002 — 63,192,245 shares; and 2001 — 64,070,868 shares) at cost	(2,914)	(2,669)	(2,696)
Profit employed in the business	8,450	7,849	7,533
Accumulated other comprehensive income	(517)	(742)	(269)
Total stockholders' equity	**6,078**	5,472	5,611
Total liabilities and stockholders' equity	**$36,465**	$32,747	$30,585

See accompanying Notes to Consolidated Financial Statements.

STATEMENT 4
Consolidated Statement of Cash Flow for the Years Ended December 31
(Millions of dollars)

	2003	2002	2001
Cash flow from operating activities:			
Profit	$ 1,099	$ 798	$ 805
Adjustments for non-cash items:			
Depreciation and amortization	1,347	1,220	1,169
Other charges	—	—	153
Other	(15)	363	245
Changes in assets and liabilities:			
Receivables — trade and other	(521)	(50)	99
Inventories	(286)	162	(211)
Accounts payable and accrued expenses	617	164	(160)
Other — net	(175)	(291)	(113)
Net cash provided by operating activities	2,066	2,366	1,987
Cash flow from investing activities:			
Capital expenditures — excluding equipment leased to others	(682)	(728)	(1,100)
Expenditures for equipment leased to others	(1,083)	(1,045)	(868)
Proceeds from disposals of property, plant and equipment	761	561	356
Additions to finance receivables	(17,146)	(15,338)	(16,284)
Collections of finance receivables	13,882	11,866	12,367
Proceeds from sale of finance receivables	1,760	2,310	3,079
Investments and acquisitions	(36)	(294)	(405)
Other — net	(17)	(40)	(72)
Net cash used for investing activities	(2,561)	(2,708)	(2,927)
Cash flow from financing activities:			
Dividends paid	(491)	(481)	(474)
Common stock issued, including treasury shares reissued	157	10	6
Treasury shares purchased	(405)	—	(43)
Proceeds from long-term debt issued:			
— Machinery and Engines	128	248	681
— Financial Products	5,274	3,889	3,381
Payments on long-term debt:			
— Machinery and Engines	(463)	(225)	(354)
— Financial Products	(3,774)	(3,114)	(2,599)
Short-term borrowings — net	87	(102)	420
Net cash provided by financing activities	513	225	1,018
Effect of exchange rate changes on cash	15	26	(12)
Increase (decrease) in cash and short-term investments	33	(91)	66
Cash and short-term investments at beginning of period	309	400	334
Cash and short-term investments at end of period	$ 342	$ 309	$ 400

All short-term investments, which consist primarily of highly liquid investments with original maturities of three months or less, are considered to be cash equivalents.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Operations and summary of significant accounting policies

A. Nature of operations

We operate in three principal lines of business:

(1) **Machinery** — A principal line of business which includes the design, manufacture and marketing of construction, mining, agricultural and forestry machinery — track and wheel tractors, track and wheel loaders, pipelayers, motor graders, wheel tractor-scrapers, track and wheel excavators, backhoe loaders, mining shovels, log skidders, log loaders, off-highway trucks, articulated trucks, paving products, telescopic handlers, skid steer loaders and related parts. Also includes logistics services for other companies.

(2) **Engines** — A principal line of business including the design, manufacture and marketing of engines for Caterpillar machinery, electric power generation systems; on-highway vehicles and locomotives; marine, petroleum, construction, industrial, agricultural and other applications; and related parts. Reciprocating engines meet power needs ranging from 5 to over 22,000 horsepower (4 to over 16 200 kilowatts). Turbines range from 1,600 to 19,500 horsepower (1 000 to 14 500 kilowatts).

(3) **Financial Products** — A principal line of business consisting primarily of Caterpillar Financial Services Corporation (Cat Financial), Caterpillar Insurance Holdings, Inc. (Cat Insurance) and their subsidiaries. Cat Financial provides a wide range of financing alternatives for Caterpillar machinery and engines, Solar gas turbines, as well as other equipment and marine vessels. Cat Financial also extends loans to customers and dealers. Cat Insurance provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment.

Our Machinery and Engines operations are highly integrated. Throughout the Notes, Machinery and Engines represents the aggregate total of these principal lines of business.

Our products are sold primarily under the brands "Caterpillar," "Cat," "Solar Turbines," "MaK," "Perkins," "FG Wilson" and "Olympian."

We conduct operations in our Machinery and Engines lines of business under highly competitive conditions, including intense price competition. We place great emphasis on the high quality and performance of our products and our dealers' service support. Although no one competitor is believed to produce all of the same types of machines and engines that we do, there are numerous companies, large and small, which compete with us in the sale of each of our products.

Machines are distributed principally through a worldwide organization of dealers (dealer network), 56 located in the United States and 151 located outside the United States. Worldwide, these dealers serve 178 countries and operate 3,263 places of business, including 1,391 dealer rental outlets. Reciprocating engines are sold principally through the dealer network and to other manufacturers for use in products manufactured by them. Some of the reciprocating engines manufactured by Perkins are also sold through a worldwide network of 166 distributors located in 148 countries. Most of the electric power generation systems manufactured by FG Wilson are sold through a worldwide network of 250 dealers located in 170 countries. Our dealers do not deal exclusively with our products; however, in most cases sales and servicing of our products are the dealers' principal business. Turbines and large marine reciprocating engines are sold through sales forces employed by Solar and MaK, respectively. Occasionally, these employees are assisted by independent sales representatives.

Manufacturing activities of the Machinery and Engines lines of business are conducted in 44 plants in the United States; 10 in the United Kingdom; eight in Italy; five in Mexico; four in China; three each in France, India and Northern Ireland; two each in Australia, Canada, Germany, Brazil and Japan; and one each in Belgium, Hungary, Indonesia, The Netherlands, Poland, Russia, South Africa and Sweden. Fourteen parts distribution centers are located in the United States and 12 are located outside the United States.

The Financial Products line of business also conducts operations under highly competitive conditions. Financing for users of Caterpillar products is available through a variety of competitive sources, principally commercial banks and finance and leasing companies. We emphasize prompt and responsive service to meet customer requirements and offer various financing plans designed to increase the opportunity for sales of our products and generate financing income for our company. Financial Products activity is conducted primarily in the United States, with additional offices in Asia, Australia, Canada, Europe and Latin America.

B. Basis of consolidation

The financial statements include the accounts of Caterpillar Inc. and its subsidiaries. Investments in companies that are owned 20% to 50% or are less than 20% owned and for which we have significant influence are accounted for by the equity method (see Note 8). We consolidate all variable interest entities where Caterpillar Inc. is the primary beneficiary.

Certain amounts for prior years have been reclassified to conform with the current-year financial statement presentation. In the second quarter of 2003, we revised our policy regarding the classification of certain costs related to distributing replacement parts. Previously, these costs were included in selling, general and administrative expenses and now are included in cost of goods sold. This classification is more consistent with industry practice. The parts distribution costs include shipping and handling (including warehousing) along with related support costs such as information technology, purchasing and inventory management. Prior period amounts have been revised to conform to the new classification. In 2002 and 2001, the amounts reclassified from selling, general and administrative expenses to cost of goods sold were $437 million and $427 million, respectively. This amount was $443 million for 2003. The reclassification had no impact on operating profit.

C. Sales and revenue recognition

Sales of Machinery and Engines are recognized when title transfers and the risks and rewards of ownership have passed to customers or independently owned and operated dealers.

Our standard invoice terms are established by marketing region. The dealer is responsible for payment even if the product is not sold to an end customer and must make payment within the standard terms to avoid interest costs. Interest at or above prevailing market rates is charged on any past due balance. Interest is not forgiven. In 2003, 2002 and 2001, terms were extended to not more than one year for $54 million, $193 million and $224 million of receivables, respectively. For 2003, this amount represents less than 1% of consolidated sales. For 2002 and 2001, these amounts represent approximately 1% of consolidated sales.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Sales with payment terms of two months or more were as follows:

(Dollars in millions)	2003		2002		2001	
Payment Terms (months)	Sales	Percent of Sales	Sales	Percent of Sales	Sales	Percent of Sales
2	$ 116	0.6%	$ 62	0.3%	$ 28	0.2%
3	27	0.1%	118	0.6%	177	0.9%
4	28	0.1%	11	0.1%	6	0.0%
5	594	2.8%	447	2.4%	422	2.2%
6	4,104	19.5%	3,503	18.8%	4,056	21.3%
7-12	671	3.2%	465	2.5%	218	1.2%
	$5,540	26.3%	$ 4,606	24.7%	$ 4,907	25.8%

Revenues of Financial Products represent primarily finance and lease revenues of Cat Financial. Finance revenues are recognized over the term of the contract at a constant rate of return on the scheduled uncollected principal balance. Lease revenues are recognized in the period earned. Recognition of income is suspended when collection of future income is not probable. Accrual is resumed, and previously suspended income is recognized, when the receivable becomes contractually current and/or collection doubts are removed.

D. Inventories

Inventories are stated at the lower of cost or market. Cost is principally determined using the last-in, first-out (LIFO) method. The value of inventories on the LIFO basis represented about 80% of total inventories at December 31, 2003, 2002 and 2001.

If the FIFO (first-in, first-out) method had been in use, inventories would have been $1,863 million, $1,977 million and $1,923 million higher than reported at December 31, 2003, 2002 and 2001, respectively.

E. Securitized receivables

When finance receivables are securitized, we retain interest in the receivables in the form of interest-only strips, servicing rights, cash reserve accounts and subordinated certificates. Gains or losses on the securitization are dependent on the purchase price being allocated between the carrying value of the securitized receivables and the retained interests based on their relative fair value. We estimate fair value based on the present value of future expected cash flows using key assumptions for credit losses, prepayment speeds, forward yield curves and discount rates (see Note 5).

F. Depreciation and amortization

Depreciation of plant and equipment is computed principally using accelerated methods. Depreciation on equipment leased to others, primarily for Financial Products, is computed using the straight-line method over the term of the lease. The depreciable basis is the original cost of the equipment less the estimated residual value of the equipment at the end of the lease term. In 2003, 2002 and 2001, Financial Products depreciation on equipment leased to others was $527 million, $415 million and $314 million, respectively, and was included in "Other operating expenses" in Statement 1. Amortization of purchased intangibles is computed using the straight-line method, generally over a period of 15 years or less. Accumulated amortization was $44 million, $47 million and $32 million at December 31, 2003, 2002 and 2001, respectively.

G. Foreign currency translation

The functional currency for most of our Machinery and Engines consolidated companies is the U.S. dollar. The functional currency for most of our Financial Products and equity basis companies is the respective local currency. Gains and losses resulting from the translation of foreign currency amounts to the functional currency are included in "Other income (expense)" in Statement 1. Gains and losses resulting from translating assets and liabilities from the functional currency to U.S. dollars are included in "Accumulated other comprehensive income."

H. Derivative financial instruments

Our earnings and cash flow are subject to fluctuations due to changes in foreign currency exchange rates, interest rates and commodity prices. Our Risk Management Policy (policy) allows for the use of derivative financial instruments to prudently manage foreign currency exchange rate, interest rate and commodity price exposure. Our policy specifies that derivatives are not to be used for speculative purposes. Derivatives that we use are primarily foreign currency forward and option contracts, interest rate swaps and commodity forward and option contracts. Our derivative activities are subject to the management, direction and control of our financial officers. Risk management practices, including the use of financial derivative instruments, are presented to the Audit Committee of the board of directors at least annually.

All derivatives are recognized on the financial position at their fair value. On the date the derivative contract is entered, we designate the derivative as (1) a hedge of the fair value of a recognized liability ("fair value" hedge), (2) a hedge of a forecasted transaction or the variability of cash flow to be paid ("cash flow" hedge), or (3) an "undesignated" instrument. Changes in the fair value of a derivative that is qualified, designated and highly effective as a fair value hedge, along with the gain or loss on the hedged liability that is attributable to the hedged risk, are recorded in current earnings. Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in current earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in current earnings.

We formally document all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value hedges to specific liabilities on the balance sheet and linking cash flow hedges to specific forecasted transactions or variability of cash flow.

We also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flow of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, we discontinue hedge accounting prospectively, in accordance with Statement of Financial Accounting Standards No. 133 (SFAS 133). Please refer to Note 2 for more information on derivatives.

I. Impairment of available-for-sale securities

Available-for-sale securities are reviewed monthly to identify market values below cost of 20% or more. If a decline for a debt security is in excess of 20% for six months, the investment is evaluated to determine if the decline is due to general declines in the marketplace or if the investment has been impaired and should be written down to market value pursuant to Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities (SFAS 115)." After the six-month period, debt securities with declines from cost in excess of 20% are evaluated monthly for impairment. For equity securities, if a decline from cost of 20% or more continues for a 12-month period, an other than temporary impairment is recognized without continued analysis.

J. Income taxes

The provision for income taxes is determined using the asset and liability approach for accounting for income taxes. Tax laws require items to be included in tax filings at different times than the items are reflected in the financial statements. A current liability is recognized for the estimated taxes payable for the current year. Deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. Deferred taxes are adjusted for enacted changes in tax rates and tax laws. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

K. Estimates in financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts. The more significant estimates include: residual values for leased assets, fair market values for goodwill impairment tests, and reserves for warranty, product liability and insurance losses, postemployment benefits, post-sale discounts, credit losses and income taxes.

L. Accounting changes

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 143 (SFAS 143), "Accounting for Asset Retirement Obligations." SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible, long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred by capitalizing it as part of the carrying amount of the long-lived assets. As required by SFAS 143, we adopted this new accounting standard on January 1, 2003. The adoption of SFAS 143 did not have any impact on our financial statements.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. As required by FIN 45, on January 1, 2003, we adopted the initial recognition and measurement provisions on a prospective basis for guarantees issued or modified after December 31, 2002. The adoption of the recognition/measurement provisions did not have any impact on our financial statements.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51." FIN 46 addresses consolidation by business enterprises of variable interest entities that have certain characteristics. Transferors to qualifying special-purpose entities and "grandfathered" qualifying special-purpose entities subject to the reporting requirements of SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," are excluded from the scope of FIN 46. FIN 46 is applicable immediately to variable interest entities created or obtained after January 31, 2003 (none created or obtained in 2003). For variable interest entities, which we acquired before February 1, 2003, FIN 46 is applicable to us as of December 31, 2003. In December 2003, the FASB issued Interpretation No. 46 — revised 2003 (FIN 46R). We adopted FIN 46 and FIN 46R during 2003. The adoption of these interpretations did not have a material impact on our financial statements.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149 (SFAS 149), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" to provide clarification on the financial accounting and reporting for derivative instruments and hedging activities and requires similar accounting treatment for contracts with comparable characteristics. The adoption of SFAS 149, effective primarily for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003, had no impact on our financial statements.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 (SFAS 150), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 addresses financial accounting and reporting for certain financial instruments with characteristics of both liabilities and equity. This statement requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. As required by SFAS 150, we adopted this new accounting standard effective July 1, 2003. The adoption of SFAS 150 did not have any impact on our financial statements.

In December 2003, the FASB issued Statement of Financial Accounting Standards No. 132 (revised 2003) "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS 132 (revised 2003) retains the disclosure requirements of SFAS 132, which it replaces, and addresses the need for additional annual disclosures related to a company's pensions and other postretirement benefits. SFAS 132 (revised 2003) does not change the measurement or recognition criteria of SFAS 87, "Employers' Accounting for Pensions," SFAS 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," or SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS 132 (revised 2003) requires new annual disclosures about the types of plan assets, investment strategy, measurement date, plan obligations and cash flows related to a company's pensions and other postretirement benefits. It also requires disclosure of the components of net periodic benefit cost recognized in interim periods and, if significantly different from previously disclosed amounts, the projected contributions to fund pension and other postretirement benefit plans. We adopted the disclosure requirements of SFAS 132 (revised 2003) in December 2003.

M. Stock based compensation

We use the intrinsic value method of accounting for stock-based employee compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." No compensation expense is recognized in association with our options. We adopted the disclosure requirements of SFAS 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," in December 2002.

Pro forma net income and earnings per share were:

		Years ended December 31,	
(Dollars in millions except per share data)	**2003**	2002	2001
Net income, as reported	**$1,099**	$ 798	$ 805
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(69)**	(65)	(57)
Pro forma net income	**$1,030**	$ 733	$ 748
Profit per share of common stock:			
As reported:			
Basic	**$ 3.18**	$ 2.32	$ 2.35
Assuming dilution	**$ 3.13**	$ 2.30	$ 2.32
Pro forma:			
Basic	**$ 2.98**	$ 2.13	$ 2.18
Assuming dilution	**$ 2.93**	$ 2.13	$ 2.17

2. Derivative financial instruments and risk management

A. Adoption of SFAS 133

We adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," and Financial Accounting Standards No. 138 effective January 1, 2001. Adoption of these new accounting standards resulted in cumulative after-tax reductions to profit and accumulated other comprehensive income of $2 million and $12 million, respectively, in the first quarter of 2001. The adoption also immaterially impacted both assets and liabilities recorded on the balance sheet. During 2002 and 2001, we reclassified $1 million and $5 million of the transition adjustment from accumulated other comprehensive income to current earnings, respectively.

B. Foreign currency exchange rate risk

Foreign currency exchange rate movements create a degree of risk by affecting the U.S. dollar value of sales made and costs incurred in foreign currencies. Movements in foreign currency rates also affect our competitive position as these changes may affect business practices and/or pricing strategies of non-U.S.-based competitors. Additionally, we have balance sheet positions denominated in foreign currency, thereby creating exposure to movements in exchange rates.

Machinery and Engines operations purchase, manufacture and sell products in many locations around the world. As we have a diversified revenue and cost base, we manage our future foreign currency cash flow exposure on a net basis. We use foreign currency forward and option contracts to manage unmatched foreign currency cash inflow and outflow. Our objective is to minimize the risk of exchange rate movements that would reduce the U.S. dollar value of our foreign currency cash flow. Our policy allows for managing anticipated foreign currency cash flow for up to four years.

We generally designate as cash flow hedges at inception of the contract any Australian dollar, Brazilian real, British pound, Canadian dollar, euro, Japanese yen, Mexican peso or Singapore dollar forward or option contracts that exceed 90 days in duration. Designation is performed on a specific exposure basis to support hedge accounting. The remainder of Machinery and Engines foreign currency contracts are undesignated.

As of December 31, 2003, $70 million of deferred net gains included in equity ("Accumulated other comprehensive income" in Statement 3), related to Machinery and Engines foreign currency contracts, is expected to be reclassified to current earnings ["Other income (expense)"] over the next twelve months. There were no circumstances where hedge treatment was discontinued during 2003, 2002 or 2001.

In managing foreign currency risk for our Financial Products operations, our objective is to minimize earnings volatility resulting from conversion and the remeasurement of net foreign currency balance sheet positions. Our policy allows the use of foreign currency forward contracts to offset the risk of currency mismatch between our receivable and debt portfolio. All such foreign currency forward contracts are undesignated.

Gains/(losses) included in current earnings [Other income (expense)]:

(Millions of dollars)	**2003**	2002	2001
Machinery and Engines:			
On undesignated contracts	**$ (1)**	$ —	$ (2)
Due to changes in time and volatility value on options	**—**	$ (1)	$ —
Financial Products:			
On undesignated contracts	**$ (121)**	$ (96)	$ 43
	$ (122)	$ (97)	$ 41

Gains and losses on the Financial Products contracts above are substantially offset by balance sheet remeasurement and conversion gains and losses.

C. Interest rate risk

Interest rate movements create a degree of risk by affecting the amount of our interest payments and the value of our fixed rate debt. Our policy is to use interest rate swap agreements and forward rate agreements to manage our exposure to interest rate changes and lower the cost of borrowed funds.

Machinery and Engines operations generally use fixed rate debt as a source of funding. Our objective is to minimize the cost of borrowed funds. Our policy allows us to enter fixed-to-floating interest rate swaps and forward rate agreements to meet that objective with the intent to designate as fair value hedges at inception of the contract all fixed-to-floating interest rate swaps. Designation as a hedge of the fair value of our fixed rate debt is performed to support hedge accounting. During 2001, our Machinery and Engines operations liquidated all fixed-to-floating interest rate swaps. Deferred gains on liquidated fixed-to-floating interest rate swaps, which were previously designated as fair value hedges, are being amortized to earnings ratably over the remaining life of the hedged debt. We designate as cash flow hedges at inception of the contract all forward rate agreements. Designation as a hedge of the anticipated issuance of debt is performed to support hedge accounting. Machinery and Engines forward rate agreements are 100% effective.

Financial Products operations have a "match funding" objective whereby, within specified boundaries, the interest rate profile (fixed rate or floating rate) of their debt portfolio largely matches the interest rate profile of their receivable, or asset, portfolio. In connection with that objective, we use interest rate derivative instruments to modify the debt structure to match the receivable portfolio. This "match funding" reduces the risk of deteriorating margins between interest-bearing assets and interest-bearing liabilities, regardless of which direction interest rates move. We also use these instruments to gain an economic and/or competitive advantage through a lower cost of borrowed funds. This is accomplished by changing the characteristics of existing debt instruments or entering into new agreements in combination with the issuance of new debt.

Our policy allows us to issue floating-to-fixed, fixed-to-floating and floating-to-floating interest rate swaps to meet the "match funding" objective. We designate as fair value hedges, at inception of the contract, all fixed-to-floating interest rate swaps. Designation as a hedge of the fair value of our fixed rate debt is performed to support hedge accounting. As Financial Products fixed-to-floating interest rate swaps are 100% effective, gains on designated interest rate derivatives were offset completely by losses on hedged debt. Financial Products policy is to designate as cash flow hedges, at inception of the contract, most floating-to-fixed interest rate swaps. Designation as a hedge of the variability of cash flow is performed to support hedge accounting. During the second quarter of 2002, Financial Products liquidated four fixed-to-floating interest rate swaps. Deferred gains on these swaps, which were previously designated as fair value hedges, are being amortized to earnings ratably over the remaining life of the hedged debt.

Gains (losses) included in current earnings [Other income (expense)]:

(Millions of dollars)	2003	2002	2001
Fixed-to-floating interest rate swaps			
Machinery and Engines:			
Gain/(loss) on designated interest rate derivatives	$ —	$ —	$ 23
Gain/(loss) on hedged debt	—	—	(18)
Gain/(loss) on liquidated swaps	6	8	6
Financial Products:			
Gain/(loss) on designated interest rate derivatives	(20)	17	44
Gain/(loss) on hedged debt	20	(17)	(44)
Gain/(loss) on liquidated swaps — included in interest expense	2	1	—
Floating-to-fixed interest rate swaps			
Financial Products:			
Gain/(loss) due to ineffectiveness	$ —	$ —	$ (1)
	$ 8	$ 9	$ 10

As of December 31, 2003, $16 million of deferred net losses included in equity ("Accumulated other comprehensive income" in Statement 3), related to Financial Products floating-to-fixed interest rate swaps, is expected to be reclassified to current earnings ("Interest expense of Financial Products") over the next twelve months. There were no circumstances where hedge treatment was discontinued during 2003, 2002 or 2001 in either Machinery and Engines or Financial Products.

D. Commodity price risk

Commodity price movements create a degree of risk by affecting the price we must pay for certain raw material. Our policy is to use commodity forward and option contracts to manage the commodity risk and reduce the cost of purchased materials.

Our Machinery and Engines operations purchase aluminum, copper and nickel embedded in the components we purchase from suppliers. Our suppliers pass on to us price changes in the commodity portion of the component cost.

Our objective is to reduce the cost of purchased materials. Our policy allows us to enter commodity forward and option contracts to lock in the purchase price of the commodities within a four-year horizon. All such commodity forward and option contracts are undesignated. Gains/(losses) on the undesignated contracts of $27 million, $1 million and $(8) million were recorded in current earnings ["Other income (expense)"] for 2003, 2002 and 2001, respectively.

3. Other income (expense)

(Millions of dollars)	Years ended December 31,		
	2003	2002	2001
Investment and interest income	$ 49	$ 31	$ 96
Foreign exchange (losses) gains	35	13	(29)
Charge for early retirement of debt	(55)	—	—
Miscellaneous income	6	25	76
	$ 35	$ 69	$ 143

4. Income taxes

The components of profit before taxes were:

(Millions of dollars)	Years ended December 31,		
	2003	2002	2001
U.S.	$ 489	$ 343	$ 741
Non-U.S.	988	771	428
	$1,477	$1,114	$1,169

Profit before taxes, as shown above, is based on the location of the entity to which such earnings are attributable. However, since such earnings are subject to taxation in more than one country, the income tax provision shown below as U.S. or non-U.S. may not correspond to the earnings shown above.

The components of the provision for income taxes were:

(Millions of dollars)	Years ended December 31,		
	2003	2002	2001
Current tax provision:			
U.S. Federal	$ 24	$ (62)	$ 150
Non-U.S.	196	210	174
State (U.S.)	10	1	11
	$ 230	$ 149	$ 335
Deferred tax provision (credit):			
U.S. Federal	182	172	65
Non-U.S.	(21)	(20)	(34)
State (U.S.)	7	11	1
	168	163	32
Total provision for income taxes	$ 398	$ 312	$ 367

Reconciliation of the U.S. federal statutory rate to effective rate:

	Years ended December 31,		
	2003	2002	2001
U.S. statutory rate	35.0 %	35.0 %	35.0 %
(Decreases) increases in taxes resulting from:			
Benefit of foreign sales corporation/ extraterritorial income exclusion	(4.9)%	(4.4)%	(4.9)%
Non-U.S. subsidiaries taxed at other than 35%	(4.0)%	(3.4)%	(0.1)%
Other — net	0.9 %	0.8 %	1.4 %
Provision for income taxes	27.0 %	28.0 %	31.4 %

We paid income taxes of $55 million, $124 million and $379 million in 2003, 2002 and 2001, respectively.

We have recorded income tax expense at U.S. tax rates on all profits, except for undistributed profits of non-U.S. companies which are considered permanently invested. Determination of the amount of unrecognized deferred tax liability related to permanently invested profits is not feasible.

Certain subsidiaries operating in China qualify for holidays from income tax, which consist of a two-year full exemption from tax followed by a three-year 50% reduction in the applicable tax rate. The tax holiday begins the first year the subsidiary generates taxable income after utilization of any carryforward losses. The dollar effect in 2003 was $10 million or $.03 per share.

Deferred income tax assets and liabilities:

		December 31,	
(Millions of dollars)	**2003**	2002	2001
Deferred income tax assets:			
Postemployment benefits other than pensions...	**$1,147**	$ 1,130	$1,112
Warranty reserves	**163**	204	186
Unrealized profit excluded from inventories	**242**	219	212
Tax carryforwards	**370**	230	130
Inventory valuation method	**37**	60	50
Pension	**—**	39	—
Other	**133**	128	275
	2,092	2,010	1,965
Deferred income tax liabilities:			
Capital assets	**(673)**	(538)	(437)
Pension	**(102)**	—	(182)
	(775)	(538)	(619)
Valuation allowance for deferred tax assets	**(37)**	(34)	(27)
Deferred income taxes — net	**$1,280**	$ 1,438	$1,319

SFAS 109 requires that individual tax-paying entities of the company offset all current deferred tax liabilities and assets within each particular tax jurisdiction and present them as a single amount in the Statement of Financial Position. A similar procedure is followed for all noncurrent deferred tax liabilities and assets. Amounts in different tax jurisdictions cannot be offset against each other. The amount of deferred income taxes at December 31, included on the following lines in Statement 3, are as follows:

(Millions of dollars)	**2003**	2002	2001
Assets:			
Deferred and refundable income taxes	**$ 702**	$ 777	$ 434
Deferred income taxes	**616**	711	927
	$1,318	$ 1,488	$1,361
Liabilities:			
Deferred and current income taxes payable	**$ 18**	$ 8	$ 6
Deferred income taxes and other liabilities	**20**	42	36
Deferred income taxes — net	**$1,280**	$ 1,438	$1,319

A valuation allowance has been recorded at certain non-U.S. subsidiaries that have not yet demonstrated consistent and/or sustainable profitability to support the recognition of net deferred tax assets.

As of December 31, 2003, amounts and expiration dates of net operating loss carryforwards in various non-U.S. taxing jurisdictions were:

			(Millions of dollars)			
2004	2005	2006	2007	2008-2014	Unlimited	Total
$7	$9	$8	$13	$123	$528	$688

As of December 31, 2003, approximately $365 million of state tax net operating loss carryforwards were available. Of these, 82% expire after 2014.

As of December 31, 2003, approximately $148 million of regular foreign tax credits and $18 million of credit for increasing research activities were available to carry forward in the United States. Of the foreign tax credits, $108 million will expire in 2008, and $40 million will expire in 2009. The research credits will begin to expire in 2023.

5. Finance receivables

Finance receivables are receivables of Cat Financial, which generally can be repaid or refinanced without penalty prior to contractual maturity. Total finance receivables reported in Statement 3 are net of an allowance for credit losses. The average interest rate on these receivables was 6.3%, 7.1% and 8.7% for 2003, 2002 and 2001, respectively.

Caterpillar Inc. utilizes inventory merchandising programs for its North American dealers. Certain dealer receivables, which arise from the sale of goods, are sold to Cat Financial. Some of these receivables are then securitized by Cat Financial into private-placement, revolving securitization facilities. Cat Financial services the dealer receivables, which are held in a securitization trust and receives an annual servicing fee of 1% of the average outstanding principal balance. Securitization of receivables is a cost-effective means of financing the business. Consolidated net discounts of $6 million, $10 million and $24 million were recognized on securitization of dealer receivables during 2003, 2002 and 2001, respectively, and are included in "Other income (expense)" in Statement 1. Significant assumptions used to estimate the fair value of dealer receivables securitized during 2003, 2002 and 2001 include a discount rate of 4.1%, 4.8% and 7.2%, respectively. These rates reflect declining market interest rates. Other assumptions include a one-month weighted-average maturity, a weighted-average prepayment rate of 0% and expected credit losses of 0% for 2003, 2002 and 2001. Expected credit losses are assumed to be 0% because dealer receivables have historically had no losses and none are expected in the future. The net dealer receivables retained were $1,550 million, $1,145 million and $772 million as of December 31, 2003, 2002 and 2001, respectively, and are included in "Receivables — finance" in Statement 3 and "Wholesale Notes" in Table I of this Note 5.

During 2003, 2002 and 2001, Cat Financial securitized retail installment sale contracts and finance leases into public asset-backed securitization facilities. These finance receivables, which are being held in securitization trusts, are secured by new and used equipment. Cat Financial retained servicing responsibilities and subordinated interests related to these securitizations. For 2003, subordinated interests included $9 million in subordinated certificates, an interest in certain future cash flow (excess) with an initial fair value of $14 million and a reserve account with an initial fair value of $10 million. For 2002, subordinated interests included $8 million in subordinated certificates, an interest in certain future cash flow (excess) with an initial fair value of $11 million and a reserve account with an initial fair value of $10 million. For 2001, subordinated interests included $10 million in subordinated certificates, an interest in certain future cash flow (excess) with an initial fair value of $20 million and a reserve account with an initial fair value of $5 million. The company's retained interests

TABLE I — Finance Receivables Information (Millions of dollars)

Contractual maturities of outstanding receivables:

Amounts Due In	Installment Contracts	Wholesale and Retail Finance Leases	Wholesale and Retail Notes	Total
		December 31, 2003		
2004	$ 1,848	$ 1,664	$ 3,704	$ 7,216
2005	1,310	1,136	918	3,364
2006	818	683	567	2,068
2007	399	345	303	1,047
2008	157	159	517	833
Thereafter	44	174	784	1,002
	4,576	4,161	6,793	15,530
Residual value	—	932	—	932
Less: Unearned income	287	467	40	794
Total	$ 4,289	$ 4,626	$ 6,753	$ 15,668

Impaired loans and leases:

	2003	2002	2001
Average recorded investment	$ 321	$ 292	$ 323
At December 31:			
Recorded investment	$ 275	$ 366	$ 259
Less: Impaired loans/finance leases for which there is no related allowance for credit losses (due to the fair value of underlying collateral)	177	233	167
Impaired loans/finance leases for which there is a related allowance for credit losses	$ 98	$ 133	$ 92

Allowance for credit loss activity:

	2003	2002	2001
Balance at beginning of year	$ 207	$ 177	$ 163
Provision for credit losses	101	109	97
Receivables written off	(104)	(103)	(82)
Recoveries on receivables previously written off	22	18	10
Other — net	15	6	(11)
Balance at end of year	$ 241	$ 207	$ 177

In estimating the allowance for credit losses, we review accounts that are past due, non-performing or in bankruptcy.

Cat Financial's net investment in financing leases:

	2003	2002	2001
		December 31,	
Total minimum lease payments receivable	$ 4,161	$ 3,794	$ 3,607
Estimated residual value of leased assets:			
Guaranteed	369	306	272
Unguaranteed	563	604	682
	5,093	4,704	4,561
Less: Unearned income	467	479	514
Net investment in financing leases	$ 4,626	$ 4,225	$ 4,047

	2003		2002		2001	
	Dealer Receivables	Finance Receivables	Dealer Receivables	Finance Receivables	Dealer Receivables	Finance Receivables
Cash flow from securitizations:						
Proceeds from initial sales of receivables	$ —	$ 661	$ —	$ 614	$ —	$ 600
Proceeds from subsequent sales of receivables into revolving facility	1,099	—	1,696	—	2,479	—
Servicing fees received	2	8	3	7	5	6
Characteristics of securitized receivables:						
At December 31:						
Total securitized principal balance	$ 240	$ 813	$ 240	$ 726	$ 500	$ 616
Loans more than 30 days past due	—	34	—	32	—	31
Weighted average maturity (in months)	1	27	1	28	1	26
For the year ended December 31:						
Average securitized principal balance	240	1,073	324	619	504	836
Net credit losses	—	6	—	5	—	3

generally are subordinate to the investors' interests. Net gains of $22 million, $18 million and $21 million were recognized on these transactions in 2003, 2002 and 2001, respectively.

Significant assumptions used to estimate the fair value of the subordinated certificates were:

	2003	2002	2001
Discount rate	5.0%	4.8%	6.3%
Weighted-average prepayment rate	14.0%	14.0%	14.0%
Expected credit losses	1.0%	1.0%	0.6%

Significant assumptions used to estimate the fair value of the excess and the reserve accounts were:

	2003	2002	2001
Discount rate	14.0%	14.0%	13.6%
Weighted-average prepayment rate	14.0%	14.0%	14.0%
Expected credit losses	1.0%	1.0%	0.6%

The company receives annual servicing fees of approximately 1% of the unpaid note value.

As of December 31, 2003, 2002 and 2001, the subordinated retained interests in the public securitizations totaled $73 million, $47 million and $51 million, respectively. Key assumptions used to determine the fair value of the retained interests were:

	2003	2002	2001
Cash flow discount rates on subordinated tranches	4.8-6.3%	4.8-6.3%	6.3-6.9%
Cash flow discount rates on other retained interests	13.6-14.0%	13.6-14.0%	13.6%
Weighted-average maturity	27 months	29 months	27 months
Average prepayment rate	14.0%	14.0%	14.0%
Expected credit losses	1.0%	1.0%	0.5%

The investors and the securitization trusts have no recourse to Cat Financial's other assets for failure of debtors to pay when due.

We estimated the impact of individual 10% and 20% changes to the key economic assumptions used to determine the fair value of residual cash flow in retained interests on our income. An independent, adverse change to each key assumption had an immaterial impact on the fair value of residual cash flow.

The securitization facilities involved in Cat Financial's securitizations are qualifying special purpose entities and thus, in accordance with Statement of Financial Standards No. 140 (SFAS 140), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," are not consolidated.

We consider an account past due if any portion of an installment is due and unpaid for more than 30 days. Recognition of income is suspended when management determines that collection of future income is not probable (generally after 120 days past due). Accrual is resumed, and previously suspended income is recognized, when the receivable becomes contractually current and/or collection doubts are removed. Investment in loans/finance leases on non-accrual status were $233 million and $370 million and past due over 90 days and still accruing were $25 million and $72 million as of December 31, 2003 and 2002, respectively.

Cat Financial provides financing only when acceptable criteria are met. Credit decisions are based on, among other things, the customer's credit history, financial strength and intended use of equipment. Cat Financial typically maintains a security interest in retail financed equipment and requires physical damage insurance coverage on financed equipment.

Please refer to Table I of this Note 5 for additional finance receivables information and Note 17 and Table III of Note 17 for fair value information.

6. Inventories

(Millions of dollars)	December 31, 2003	2002	2001
Raw materials	$1,105	$ 900	$ 954
Work-in-process	377	311	214
Finished goods	1,381	1,365	1,575
Supplies	184	187	182
	$3,047	$ 2,763	$2,925

We had long-term material purchase obligations of approximately $857 million at December 31, 2003.

7. Property, plant and equipment

(Dollars in millions)	Useful Lives (Years)	December 31, 2003	2002	2001
Land	—	$ 149	$ 149	$ 149
Buildings and land improvements	20-45	3,006	3,039	3,077
Machinery, equipment and other	3-10	7,039	7,015	6,658
Equipment leased to others	—	3,648	3,033	2,270
Construction-in-process	—	487	305	636
Total property, plant and equipment, at cost		14,329	13,541	12,790
Less: Accumulated depreciation		7,039	6,495	6,187
Property, plant and equipment — net		$7,290	$ 7,046	$6,603

We had commitments for the purchase or construction of capital assets of approximately $218 million at December 31, 2003.

Assets recorded under capital leases[1]:

(Millions of dollars)	December 31, 2003	2002	2001
Gross capital leases[2]	$ 321	$ 259	$ 444
Less: Accumulated depreciation	213	170	318
Net capital leases	$ 108	$ 89	$ 126

[1] Included in Property, plant and equipment table above.
[2] Consists primarily of machinery and equipment.

Equipment leased to others (primarily by Financial Products):

(Millions of dollars)	December 31, 2003	2002	2001
Equipment leased to others — at original cost	$3,648	$ 3,033	$ 2,270
Less: Accumulated depreciation	1,074	809	629
Equipment leased to others — net	$2,574	$ 2,224	$ 1,641

At December 31, 2003, scheduled minimum rental payments to be received for equipment leased to others were:

(Millions of dollars)

2004	2005	2006	2007	2008	After 2008
$565	$398	$237	$116	$47	$22

8. Investment in unconsolidated affiliated companies

The company's investment in affiliated companies accounted for by the equity method consists primarily of a 50% interest in Shin Caterpillar Mitsubishi Ltd. (SCM) located in Japan. Combined financial information of the unconsolidated affiliated companies accounted for by the equity method (generally on a three-month lag, e.g., SCM results reflect the periods ending September 30) was as follows:

(Millions of dollars)	Years ended December 31, 2003	2002	2001
Results of Operations:			
Sales	$2,946	$ 2,734	$ 2,493
Cost of sales	2,283	2,168	1,971
Gross profit	663	566	522
Profit (loss)	$ 48	$ (1)	$ 9
Caterpillar's profit (loss)	$ 20	$ (4)	$ 3

(Millions of dollars)	December 31, 2003	2002	2001
Financial Position:			
Assets:			
Current assets	$1,494	$ 1,389	$1,451
Property, plant and equipment — net	961	1,209	986
Other assets	202	493	290
	2,657	3,091	2,727
Liabilities:			
Current liabilities	$1,247	$ 1,117	$1,257
Long-term debt due after one year	343	808	414
Other liabilities	257	249	281
	1,847	2,174	1,952
Ownership	$ 810	$ 917	$ 775

Caterpillar's investment in unconsolidated affiliated companies:

(Millions of dollars)			
Investment in equity method companies	$ 432	$ 437	$ 437
Plus: Investment in cost method companies	368	310	350
Investment in unconsolidated affiliated companies	$ 800	$ 747	$ 787

At December 31, 2003, consolidated "Profit employed in the business" in Statement 2 included $70 million representing undistributed profit of the unconsolidated affiliated companies. In 2003, 2002 and 2001, we received $25 million, $4 million and $4 million, respectively, in dividends from unconsolidated affiliated companies.

Certain investments in unconsolidated affiliated companies are accounted for using the cost method. During first quarter 2001, Cat Financial invested for a limited partnership interest in a venture financing structure associated with Caterpillar's rental strategy in the United Kingdom.

9. Intangible assets and goodwill

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 (SFAS 142), "Goodwill and Other Intangible Assets." SFAS 142 addresses financial accounting and reporting for intangible assets and goodwill. The Statement requires that goodwill and intangible assets having indefinite useful lives not be amortized, but rather be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives. As required by SFAS 142, we adopted this new accounting standard on January 1, 2002. Upon adoption, we performed the required transitional impairment tests of goodwill and indefinite-lived intangible assets. Application of the transitional impairment provisions of SFAS 142 did not result in an impairment loss.

Intangible assets

(Millions of dollars)	**2003**	2002
Intellectual property	**$ 126**	$ 137
Pension-related	**157**	191
Total intangible assets — gross	**283**	328
Less: Accumulated amortization of intellectual property	**(44)**	(47)
Intangible assets — net	**$ 239**	$ 281

Amortization expense was $15 million and $13 million for 2003 and 2002, respectively.

Amortization expense related to intangible assets is expected to be:

(Millions of dollars)

2004	2005	2006	2007	2008	Thereafter
$15	$14	$13	$12	$8	$20

During the years ended December 31, 2003 and 2002, no goodwill was acquired or impaired. During the year ended December 31, 2003, we disposed of assets with related goodwill of $3 million. No goodwill was disposed of during 2002. Goodwill amortization expense was $85 million for 2001. Excluding goodwill amortization expense, profit for 2001 was $863 million ($2.51 per share-basic, $2.49 per share-diluted).

10. Available-for-sale securities

Cat Insurance and Caterpillar Investment Management Ltd. had investments in certain debt and equity securities at December 31, 2003, 2002 and 2001, that have been classified as available-for-sale in accordance with Statement of Financial Accounting Standards No. 115 (SFAS 115) and recorded at fair value based upon quoted market prices. These fair values are included in "Other assets" in Statement 3. Gains and losses arising from the revaluation of available-for-sale securities are included, net of applicable deferred income taxes, in equity ("Accumulated other comprehensive income" in Statement 3). Realized gains and losses on sales of investments are determined using the average cost method for debt instruments and the FIFO method for equity securities.

	December 31, 2003		
(Millions of dollars)	Cost Basis	Pre-Tax Net Gains (Losses)	Fair Value
Government debt	$ 102	$ —	$ 102
Corporate bonds	288	3	291
Equity securities	191	21	212
	$ 581	$ 24	$ 605

	December 31, 2002		
(Millions of dollars)	Cost Basis	Pre-Tax Net Gains (Losses)	Fair Value
Government debt	$ 89	$ —	$ 89
Corporate bonds	208	1	209
Equity securities	220	(51)	169
	$ 517	$ (50)	$ 467

	December 31, 2001		
(Millions of dollars)	Cost Basis	Pre-Tax Net Gains (Losses)	Fair Value
Government debt	$ 80	$ —	$ 80
Corporate bonds	157	1	158
Equity securities	200	(40)	160
	$ 437	$ (39)	$ 398

Investments in an unrealized loss position that are not other-than-temporarily impaired

	December 31, 2003					
	Less than 12 months[(1)]		More than 12 months[(1)]		Total	
(Millions of dollars)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Corporate bonds	93	(2)	13	(1)	106	(3)
Equity securities	—	—	25	(1)	25	(1)
Total	$ 93	$ (2)	$ 38	$ (2)	$ 131	$ (4)

(1) Indicates length of time that individual securities have been in a continuous unrealized loss position.

The fair value of available-for-sale debt securities at December 31, 2003, by contractual maturity, is shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.

(Millions of dollars)	Fair Value
Due in one year or less	$ 7
Due after one year through five years	$229
Due after five years through ten years	$ 14
Due after ten years	$143

Proceeds from sales of investments in debt and equity securities during 2003, 2002 and 2001 were $329 million, $288 million and $246 million, respectively. Gross gains of $3 million, $9 million and $2 million and gross losses of $2 million, $2 million and $5 million have been included in current earnings as a result of these sales for 2003, 2002 and 2001, respectively.

During 2003 and 2002, we recognized pretax charges in accordance with the application of SFAS 115 for "other than temporary" declines in the market value of securities in the Cat Insurance and Caterpillar Investment Management Ltd. investment portfolios of $33 million and $41 million, respectively.

11. Postemployment benefit plans

We have both U.S. and non-U.S. pension plans covering substantially all of our employees. Our defined benefit plans provide a benefit based on years of service and/or the employee's average earnings near retirement. Our defined contribution plans allow employees to contribute a portion of their salary to help save for retirement and, in certain cases, we provide a matching contribution.

We also have defined benefit retirement health care and life insurance plans covering substantially all of our U.S. employees. Plan amendments made in 2002 included an increase in retiree cost sharing of health care benefits, elimination of company payments for Medicare part B premiums and significant reductions in retiree life insurance.

Our U.S. postretirement health care plans provide for prescription drug benefits. On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act introduces a prescription drug benefit under Medicare (Medicare part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare part D. In accordance with FASB Staff Position FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" any measures of our accumulated postretirement benefit obligation or net periodic postretirement benefit cost in the financial statements and accompanying notes do not reflect the effects of the Act on the plans. Specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, could require us to change previously reported information.

We use a November 30th measurement date for our U.S. pension and other postretirement benefit plans and a September 30th measurement date for substantially all of our non-U.S. pension plans. Year-end asset and obligation amounts are disclosed as of the plan measurement dates.

A. Benefit obligations

(Millions of dollars)	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits		
	2003	2002	2001	**2003**	2002	2001	**2003**	2002	2001
Change in benefit obligation:									
Benefit obligation, beginning of year	**$ 7,844**	$ 7,382	$ 6,921	**$ 1,517**	$ 1,229	$ 1,168	**$ 4,465**	$ 4,514	$ 3,869
Service cost	**122**	115	99	**43**	38	35	**70**	80	72
Interest cost	**554**	529	516	**83**	70	65	**298**	292	289
Business combinations	**—**	—	—	**—**	—	2	**—**	—	—
Plan amendments	**(27)**	—	2	**—**	—	2	**(6)**	(474)	16
Actuarial losses (gains)	**1,148**	395	389	**118**	135	(17)	**474**	340	528
Foreign currency exchange rates	**—**	—	—	**137**	100	21	**4**	2	2
Participant contributions	**—**	—	—	**10**	10	9	**25**	5	4
Benefits paid	**(648)**	(611)	(545)	**(72)**	(65)	(56)	**(326)**	(294)	(266)
Special termination benefits[1]	**—**	34	—	**—**	—	—	**—**	—	—
Benefit obligation, end of year	**$ 8,993**	$ 7,844	$ 7,382	**$ 1,836**	$ 1,517	$ 1,229	**$ 5,004**	$ 4,465	$ 4,514
Accumulated benefit obligation, end of year	**$ 8,379**	$ 7,482	$ 7,079	**$ 1,660**	$ 1,355	$ 1,107			
Weighted-average assumptions used to determine benefit obligations, end of year:									
Discount rate[2]	**6.2%**	7.0%	7.3%	**5.1%**	5.4%	5.7%	**6.1%**	7.0%	7.2%
Rate of compensation increase[2]	**4.0%**	4.0%	4.0%	**3.2%**	3.3%	3.3%	**4.0%**	4.0%	4.0%

[1] Amount recognized as expense in 2001 in conjunction with the U.S. salaried and management employee reduction. Please refer to Note 23 for additional information.
[2] End of year rates are used to determine net periodic cost for the subsequent year. See Note 11E.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(Millions of dollars)	One-percentage-point increase	One-percentage-point decrease
Effect on 2003 service and interest cost components of other postretirement benefit cost	$ 24	$ (22)
Effect on accumulated postretirement benefit obligation	$251	$(224)

B. Plan assets

(Millions of dollars)	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits		
	2003	2002	2001	**2003**	2002	2001	**2003**	2002	2001
Change in plan assets:									
Fair value of plan assets, beginning of year	**$ 6,443**	$ 7,431	$ 8,203	**$ 1,024**	$ 1,050	$ 1,287	**$ 849**	$ 1,109	$ 1,324
Actual return on plan assets	**1,290**	(512)	(230)	**120**	(87)	(217)	**140**	(113)	(71)
Business combinations	**—**	—	—	**—**	—	2	**—**	—	—
Foreign currency exchange rates				**96**	72	12			
Company contributions	**643**	135	3	**84**	44	13	**179**	142	118
Participant contributions	**—**	—	—	**10**	10	9	**25**	5	4
Benefits paid	**(648)**	(611)	(545)	**(72)**	(65)	(56)	**(326)**	(294)	(266)
Fair value of plan assets, end of year	**$ 7,728**	$ 6,443	$ 7,431	**$ 1,262**	$ 1,024	$ 1,050	**$ 867**	$ 849	$ 1,109

The asset allocation for our pension and other postretirement benefit plans at the end of 2003, 2002 and 2001, and the target allocation for 2004, by asset category, are as follows:

	Target Allocation	Percentage of Plan Assets at Year End		
	2004	**2003**	2002	2001
U.S. pension:				
Equity securities	70%	**75%**	70%	72%
Debt securities	30%	**25%**	29%	27%
Real estate	—	**—**	1%	1%
Total	100%	**100%**	100%	100%
Non-U.S. pension:				
Equity securities	56%	**56%**	54%	60%
Debt securities	38%	**39%**	41%	36%
Real estate	6%	**4%**	3%	3%
Other	—	**1%**	2%	1%
Total	100%	**100%**	100%	100%
Other postretirement benefits:				
Equity securities	80%	**84%**	79%	79%
Debt securities	20%	**16%**	21%	21%
Total	100%	**100%**	100%	100%

Our target asset allocations reflect our investment strategy of maximizing the rate of return on plan assets and the resulting funded status, within an appropriate level of risk. The U.S. plans are rebalanced to plus or minus five percentage points of the target asset allocation ranges on a monthly basis. The frequency of rebalancing for the non-U.S. plans varies depending on the plan.

Equity securities within plan assets include Caterpillar Inc. common stock in the amounts of:

	U.S. Pension Benefits[1]			Other Postretirement Benefits		
(Millions of dollars)	**2003**	2002	2001	**2003**	2002	2001
Caterpillar Inc. common stock	**$ 245**	$ 154	$ 153	**$ 2**	$ 1	$ 4

[1] Amounts represent 3% of total plan assets for 2003 and 2% for 2002 and 2001.

C. Funded status

The funded status of the plans, reconciled to the amount reported on the Statement of Financial Position, is as follows:

(Millions of dollars)	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits		
End of Year	**2003**	2002	2001	**2003**	2002	2001	**2003**	2002	2001
Fair value of plan assets	**$ 7,728**	$ 6,443	$ 7,431	**$ 1,262**	$ 1,024	$ 1,050	**$ 867**	$ 849	$ 1,109
Benefit obligations	**8,993**	7,844	7,382	**1,836**	1,517	1,229	**5,004**	4,465	4,514
Over (under) funded status	**(1,265)**	(1,401)	49	**(574)**	(493)	(179)	**(4,137)**	(3,616)	(3,405)
Amounts not yet recognized:									
Unrecognized prior service cost (benefit)	**202**	278	327	**31**	33	36	**(280)**	(283)	167
Unrecognized net actuarial loss	**2,518**	2,009	318	**677**	547	198	**1,381**	976	413
Unrecognized net obligation existing at adoption of SFAS 87	**—**	—	—	**6**	9	7	**—**	—	—
Contributions made after measurement date	**1**	—	—	**14**	22	4	**57**	20	17
Net amount recognized in financial position	**$ 1,456**	$ 886	$ 694	**$ 154**	$ 118	$ 66	**$(2,979)**	$ (2,903)	$ (2,808)
Components of net amount recognized in financial position:									
Prepaid benefit costs	**$ 1,136**	$ 1,071	$ 953	**$ 61**	$ 52	$ 34	**$ —**	$ —	$ —
Accrued benefit liabilities	**(548)**	(735)	(349)	**(127)**	(89)	(61)	**(2,979)**	(2,903)	(2,808)
Intangible assets	**127**	156	185	**30**	35	25	**—**	—	—
Liability for postemployment benefits	**(136)**	(361)	(233)	**(327)**	(279)	(37)	**—**	—	—
Accumulated other comprehensive income (pretax)	**877**	755	138	**517**	399	105	**—**	—	—
Net asset (liability) recognized	**$ 1,456**	$ 886	$ 694	**$ 154**	$ 118	$ 66	**$(2,979)**	$ (2,903)	$ (2,808)

The following amounts relate to our pension plans with projected benefit obligations in excess of plan assets:

| | U.S. Pension Benefits | | | Non-U.S. Pension Benefits | | |
| | at Year-end | | | at Year-end | | |
(Millions of dollars)	**2003**	2002	2001	**2003**	2002	2001
Projected benefit obligation	**$ (8,993)**	$ (7,844)	$ (3,311)	**$ (1,800)**	$ (1,497)	$ (1,211)
Accumulated benefit obligation	**$ (8,379)**	$ (7,482)	$ (3,289)	**$ (1,633)**	$ (1,338)	$ (1,093)
Fair value of plan assets	**$ 7,728**	$ 6,443	$ 2,743	**$ 1,216**	$ 995	$ 1,021

The following amounts relate to our pension plans with accumulated benefit obligations in excess of plan assets:

| | U.S. Pension Benefits | | | Non-U.S. Pension Benefits | | |
| | at Year-end | | | at Year-end | | |
(Millions of dollars)	**2003**	2002	2001	**2003**	2002	2001
Projected benefit obligation	**$ (3,785)**	$ (3,439)	$ (3,011)	**$ (1,761)**	$ (1,490)	$ (1,203)
Accumulated benefit obligation	**$ (3,751)**	$ (3,416)	$ (3,010)	**$ (1,601)**	$ (1,334)	$ (1,088)
Fair value of plan assets	**$ 3,083**	$ 2,345	$ 2,462	**$ 1,181**	$ 990	$ 1,015

The accumulated postretirement benefit obligation exceeds plan assets for all of our other postretirement benefit plans.

D. Expected cash flow

Information about the expected cash flow for the pension and other postretirement benefit plans follows:

(Millions of dollars)	U.S. Pension Benefits	Non-U.S. Pension Benefits	Other Postretirement Benefits
Employer contributions:			
2004 (expected)	$ 500	$ 90	$ 340
Expected benefit payments:			
2004	630	60	340
2005	640	60	350
2006	650	70	360
2007	650	70	370
2008	660	70	380
2009-2013	3,400	400	1,920
Total	$ 6,630	$ 730	$ 3,720

The above table reflects the total benefits expected to be paid from the plan or from company assets and does not include the participants' share of the cost.

E. Net periodic cost

| | U.S. Pension Benefits | | | Non-U.S. Pension Benefits | | | Other Postretirement Benefits | | |
(Millions of dollars)	**2003**	2002	2001	**2003**	2002	2001	**2003**	2002	2001
Components of net periodic benefit cost:									
Service cost	**$ 122**	$ 115	$ 99	**$ 43**	$ 38	$ 35	**$ 70**	$ 80	$ 72
Interest cost	**554**	529	516	**83**	70	65	**298**	292	289
Expected return on plan assets	**(680)**	(783)	(806)	**(94)**	(94)	(90)	**(88)**	(115)	(136)
Amortization of:									
Net asset existing at adoption of SFAS 87	**—**	—	—	**3**	(2)	(1)	**—**	—	—
Prior service cost[1]	**49**	50	49	**5**	5	5	**(47)**	(22)	21
Net actuarial loss (gain)	**27**	(1)	(34)	**14**	—	(1)	**36**	5	(9)
Total cost (benefit) included in results of operations	**$ 72**	$ (90)	$ (176)	**$ 54**	$ 17	$ 13	**$ 269**	$ 240	$ 237
Weighted-average assumptions used to determine net cost:									
Discount rate	**7.0%**	7.3%	7.8%	**5.4%**	5.7%	5.9%	**7.0%**	7.2%	7.8%
Expected return on plan assets[2]	**9.0%**	9.8%	10.0%	**7.1%**	7.6%	7.6%	**9.0%**	9.8%	10.0%
Rate of compensation increase	**4.0%**	4.0%	4.0%	**3.3%**	3.3%	3.7%	**4.0%**	4.0%	4.0%

[1] Prior service costs are amortized using the straight-line method over the average remaining service period to the full retirement eligibility date of employees expected to receive benefits from the plan amendment.
[2] The weighted-average rates for 2004 are 9.0% and 7.4% for U.S. and non-U.S. plans, respectively.

Our U.S. expected long-term rate of return on plan assets is based on our estimate of long-term passive returns for equities and fixed income securities weighted by the allocation of our pension assets. Based on historical performance, we increase the passive returns due to our active management of the plan assets. To arrive at our expected long-term return, the amount added for active management was 1% for 2003, 2002 and 2001. A similar process is used to determine this rate for our non-U.S. plans.

The assumed health care trend rate represents the rate at which health care costs are assumed to increase. To calculate the 2003 benefit expense, we assumed an increase of 9.0% for 2003. This rate was assumed to decrease gradually to the ultimate health care trend rate of 4.5% in 2009. This rate represents 2.5% general inflation plus 2.0% additional health care inflation. Based on our recent expenses and our forecast of changes, we expect an increase of 8.5% during 2004 with no change to the ultimate trend rate.

F. Other postemployment benefit plans

We offer long-term disability benefits, continued health care for disabled employees, survivor income benefits insurance and supplemental unemployment benefits to substantially all eligible U.S. employees.

G. Summary of long-term liability:

(Millions of dollars)	December 31, 2003	2002	2001
Pensions:			
U.S. pensions	$ 136	$ 361	$ 233
Non-U.S. pensions	327	279	37
Total pensions	463	640	270
Postretirement benefits other than pensions	2,638	2,614	2,578
Other postemployment benefits	71	79	72
	$3,172	$ 3,333	$2,920

H. Defined contribution plans

We have both U.S. and non-U.S. employee defined contribution plans to help employees save for retirement. In January 2003, we introduced a company match to our U.S. 401(k) plan. This plan allows eligible employees to contribute a portion of their salary to the plan on a tax-deferred basis, and we provide a matching contribution equal to 100% of employee contributions to the plan up to 6% of their compensation.

Various other U.S. and non-U.S. defined contribution plans allow eligible employees to contribute a portion of their salary to the plans and, in some cases, we provide a matching contribution to the funds.

Total company costs related to U.S. and non-U.S. defined contribution plans were the following:

(Millions of dollars)	2003	2002	2001
U.S. plans	$ 106	$ 28	$ 35
Non-U.S. plans	11	7	6
	$ 117	$ 35	$ 41

12. Short-term borrowings

(Millions of dollars)	December 31, 2003	2002	2001
Machinery and Engines:			
Notes payable to banks	$ 72	$ 64	$ 219

	December 31, 2003	2002	2001
Financial Products:			
Notes payable to banks	183	174	126
Commercial paper	2,087	1,682	1,715
Other	415	255	120
	2,685	2,111	1,961
Total short-term borrowings	$2,757	$ 2,175	$2,180

The weighted average interest rates on external short-term borrowings outstanding were:

	December 31, 2003	2002	2001
Notes payable to banks	6.5%	5.7%	5.6%
Commercial paper	2.1%	2.5%	2.5%
Other	2.3%	2.8%	3.4%

Please refer to Note 17 and Table III of Note 17 for fair value information on short-term borrowings.

13. Long-term debt

(Millions of dollars)	December 31, 2003	2002	2001
Machinery and Engines:			
Notes — 6.000% due 2003	$ —	$ —	$ 253
Notes — 6.550% due 2011	250	249	249
Debentures — 9.000% due 2006	208	209	211
Debentures — 6.000% due 2007	—	189	180
Debentures — 7.250% due 2009	315	318	321
Debentures — 9.375% due 2011	123	123	123
Debentures — 9.375% due 2021	236	236	236
Debentures — 8.000% due 2023	199	199	199
Debentures — 6.625% due 2028	299	299	299
Debentures — 7.300% due 2031	348	348	348
Debentures — 6.950% due 2042	249	249	—
Debentures — 7.375% due 2097	297	297	297
Medium-term notes	—	25	26
Capital lease obligations	611	538	467
Commercial paper supported by revolving credit agreements (Note 14)	45	—	130
Other	187	124	153
Total Machinery and Engines	3,367	3,403	3,492
Financial Products:			
Commercial paper supported by revolving credit agreements (Note 14)	$ 1,825	$ 1,825	$ 1,755
Medium-term notes	8,775	6,298	5,972
Other	111	70	72
Total Financial Products	10,711	8,193	7,799
Total long-term debt due after one year	$14,078	$11,596	$11,291

All outstanding notes and debentures are unsecured. The capital lease obligations are collateralized by leased manufacturing equipment and/or security deposits.

The 6% debentures due in 2007 were sold at significant original issue discounts ($144 million). This issue was carried net of the unamortized portion of its discount, which was amortized as interest expense over the life of the issue. These debentures had a principal at maturity of $250 million and an effective annual rate of 13.3%. The debentures were redeemed in August 2003.

We may redeem the 6.55% notes and the 7.25%, 6.625%, 7.3%, 6.95% and 7.375% debentures in whole or in part at our option at any time at a redemption price equal to the greater of 100% of the principal amount of the debentures to be redeemed or the sum of the present value of the remaining scheduled payments.

The terms of other notes and debentures do not specify a redemption option prior to maturity.

The medium-term notes are offered on a continuous basis through agents and are primarily at fixed rates. At December 31, 2003, Machinery and Engines medium-term notes had a weighted average interest rate of 8.1% and mature in January 2004. Financial Products medium-term notes have a weighted average interest rate of 3.0% with remaining maturities up to 15 years at December 31, 2003.

The aggregate amounts of maturities of long-term debt during each of the years 2004 through 2008, including amounts due within one year and classified as current, are:

(Millions of dollars)	December 31, 2004	2005	2006	2007	2008
Machinery and Engines	$ 32	$ 62	$ 291	$ 33	$ 20
Financial Products	2,949	3,510	4,726	1,064	857
	$ 2,981	$ 3,572	$ 5,017	$ 1,097	$ 877

Interest paid on short-term and long-term borrowings for 2003, 2002 and 2001 was $718 million, $815 million and $1,009 million, respectively.

Please refer to Note 17 and Table III of Note 17 for fair value information on long-term debt.

14. Credit commitments

(Millions of dollars)	December 31, 2003 Consolidated	Machinery and Engines	Financial Products
Credit lines available:			
Global credit facility	$4,675[1]	$ 600[1]	$4,075[1]
Other external	1,549	683	866
Total credit lines available	6,224	1,283	4,941
Less: Global credit facility supporting commercial paper	3,957	45	3,912
Less: Utilized credit	255	72	183
Available credit	$2,012	$1,166	$ 846

[1] We have two global credit facilities with a syndicate of banks totaling $4,675 million available in the aggregate to both Machinery and Engines and Financial Products to support commercial paper programs. Based on management's allocation decision, which can be revised at any time during the year, the portion of the facility available to Cat Financial at December 31, 2003 was $4,075 million. The five-year facility of $2,125 million expires in September 2006. The 364-day facility of $2,550 million expires in September 2004. The facility expiring in September 2004 has a provision that allows Caterpillar or Cat Financial to obtain a one-year loan in September 2004 that would mature in September 2005.

Based on long-term credit agreements, $1,870 million, $1,825 million and $1,885 million of commercial paper outstanding at December 31, 2003, 2002 and 2001, respectively, was classified as long-term debt due after one year.

15. Capital stock

A. Stock options

In 1996, stockholders approved the Stock Option and Long-Term Incentive Plan (the Plan) providing for the granting of options to purchase common stock to officers and other key employees, as well as non-employee directors. The Plan reserves 47 million shares of common stock for issuance (39 million under the Plan and 8 million under prior stock option plans). Options vest at the rate of one-third per year over the three year period following the date of grant, and have a maximum term of 10 years. Common shares issued under stock options, including treasury shares reissued, totaled 4,925,496 for 2003, 882,580 for 2002 and 693,444 for 2001.

The Plan grants options which have exercise prices equal to the average market price on the date of grant. As required by SFAS 148, a summary of the pro forma net income and profit per share amounts is shown in Item M of Note 1. The fair value of each option grant is estimated at the date of grant using the Black-Scholes option-pricing model.

Please refer to Table II of this Note 15 for additional financial information on our stock options.

B. Restricted stock

The Plan permits the award of restricted stock to officers and other key employees. Prior to January 1, 2002, the plan also permitted awards to non-employee directors. During 2003, 2002 and 2001, officers and other key employees were awarded 42,210 shares, 52,475 shares and 143,686 shares, respectively, of restricted stock. Restricted shares (in phantom form) awarded to officers and other key employees totaled 4,425 and 8,450 in 2003 and 2002, respectively. During 2001, non-employee directors were granted an aggregate of 9,750 shares of restricted stock.

C. Stockholders' rights plan

We are authorized to issue 5,000,000 shares of preferred stock, of which 2,000,000 shares have been designated as Series A Junior Participating Preferred Stock of $1 par value. None of the preferred shares have been issued.

Stockholders would receive certain preferred stock purchase rights if someone acquired or announced a tender offer to acquire 15% or more of outstanding Caterpillar stock. In essence, those rights would permit each holder (other than the acquiring person) to purchase one share of Caterpillar stock at a 50% discount for every share owned. The rights, designed to protect the interests of Caterpillar stockholders during a takeover attempt, expire December 11, 2006.

16. Profit per share

Computations of profit per share:

(Dollars in millions except per share data)	2003	2002	2001
Profit for the period (A)	$1,099	$ 798	$ 805
Determination of shares (millions):			
Weighted average number of common shares outstanding (B)	345.2	344.0	343.3
Shares issuable on exercise of stock options, net of shares assumed to be purchased out of proceeds at average market price	6.2	2.9	3.8
Average common shares outstanding for fully diluted computation (C)	351.4	346.9	347.1
Profit per share of common stock:			
Assuming no dilution (A/B)	$ 3.18	$ 2.32	$ 2.35
Assuming no dilution (A/C)	$ 3.13	$ 2.30	$ 2.32
Shares outstanding as of December 31 (in millions)	343.8	344.3	343.4

Stock options to purchase 27,881,279 and 19,886,054 shares of common stock at a weighted-average price of $54.34 and $55.79 were outstanding during 2002 and 2001, respectively, but were not included in the computation of diluted profit per share because the options' exercise price was greater than the average market price of the common shares. In 2003, all stock options were included in the computation of diluted profit per share.

TABLE II — Financial Information Related to Capital Stock

Changes in the status of common shares subject to issuance under options:

	2003		2002		2001	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Fixed Options:						
Outstanding at beginning of year	**38,721,364**	**$ 48.91**	32,295,230	$ 47.34	26,336,074	$ 44.49
Granted to officers and key employees	**8,418,100**	**$ 54.29**	8,050,864	$ 50.72	7,512,206	$ 53.53
Granted to outside directors	**56,000**	**$ 52.06**	52,000	$ 58.87	52,000	$ 45.51
Exercised	**(7,629,020)**	**$ 42.04**	(1,580,754)	$ 26.41	(1,273,361)	$ 23.64
Lapsed	**(66,772)**	**$ 50.18**	(95,976)	$ 50.28	(331,689)	$ 47.13
Outstanding at end of year	**39,499,672**	**$ 51.38**	38,721,364	$ 48.91	32,295,230	$ 47.34
Options exercisable at year-end	**23,650,987**	**$ 50.28**	23,909,130	$ 48.23	19,062,802	$ 45.74
Weighted-average fair value of options granted during the year	**$ 12.82**		$ 14.85		$ 14.56	

Stock options outstanding and exercisable:

	Options Outstanding			Options Exercisable	
Exercise Prices	# Outstanding at 12/31/03	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	# Outstanding at 12/31/03	Weighted-Average Exercise Price
$26.77-$39.19	6,317,138	4.9	$36.11	6,317,138	$36.11
$43.75-$62.34	33,182,534	7.3	$54.29	17,333,849	$55.44
	39,499,672	6.9	$51.38	23,650,987	$50.28

Weighted-average assumptions used in determining fair value of option grants:

	Grant Year		
	2003	2002	2001
Dividend yield	**2.75%**	2.55%	2.49%
Expected volatility	**29.6%**	35.0%	30.1%
Risk-free interest rates	**2.52%**	4.13%	4.88%
Expected lives	**6 years**	5 years	5 years

17. Fair values of financial instruments

We used the following methods and assumptions to estimate the fair value of our financial instruments:

Cash and short-term investments — carrying amount approximated fair value.

Long-term investments (other than investments in unconsolidated affiliated companies) — fair value was estimated based on quoted market prices.

Foreign currency forward and option contracts — fair value of forward contracts was determined by discounting the future cash flow resulting from the differential between the contract price and the forward rate. Fair value of option contracts was determined by using the Black-Scholes model.

Finance receivables — fair value was estimated by discounting the future cash flow using current rates, representative of receivables with similar remaining maturities. Historical bad-debt experience also was considered.

Short-term borrowings — carrying amount approximated fair value.

Long-term debt — for Machinery and Engines notes and debentures, fair value was estimated based on quoted market prices. For Financial Products, fair value was estimated by discounting the future cash flow using our current borrowing rates for similar types and maturities of debt, except for floating rate notes and commercial paper supported by revolving credit agreements for which the carrying amounts were considered a reasonable estimate of fair value.

Interest rate swaps — fair value was estimated based on the amount that we would receive or pay to terminate our agreements as of year-end.

Please refer to Table III of this Note 17 for the fair values of our financial instruments.

18. Concentration of credit risk

Financial instruments with potential credit risk consist primarily of trade and finance receivables and short-term and long-term investments. Additionally, to a lesser extent, we have a potential credit risk associated with counterparties to derivative contracts.

Trade receivables are primarily short-term receivables from independently owned and operated dealers which arise in the normal course of business. We perform regular credit evaluations of our dealers. Collateral generally is not required, and the majority of our trade receivables are unsecured. We do, however, when deemed necessary, make use of various devices such as security agreements and letters of credit to protect our interests. No single dealer or customer represents a significant concentration of credit risk.

Finance receivables primarily represent receivables under installment sales contracts, receivables arising from leasing transactions and notes receivable. Receivables from customers in construction-related industries made up approximately one-third of total finance receivables at December 31, 2003, 2002 and 2001. We generally maintain a secured interest in the equipment financed. No single customer or region represents a significant concentration of credit risk.

Short-term and long-term investments are held with high quality institutions and, by policy, the amount of credit exposure to any one institution is limited. Long-term investments, included in Other Assets in Statement 3, are comprised of investments which collateralize capital lease obligations (see Note 13) and investments of Cat Insurance supporting insurance reserve requirements.

Outstanding derivative instruments, with notional amounts totaling $8,625 million, $6,983 million and $5,872 million, and terms generally ranging up to five years, were held at December 31, 2003, 2002 and 2001, respectively. Collateral is not required of the counterparties or of our company. We do not anticipate nonperformance by any of the counterparties. Our exposure to credit loss in the event of nonperformance by the counterparties is limited to only those gains that we have recorded, but have not yet received cash payment. At December 31, 2003, 2002 and 2001, the exposure to credit loss was $336 million, $176 million and $80 million, respectively.

Please refer to Note 17 and Table III of Note 17 for fair value information.

19. Operating leases

We lease certain computer and communications equipment, transportation equipment and other property through operating leases. Total rental expense for operating leases was $242 million, $240 million and $256 million for 2003, 2002 and 2001, respectively.

Minimum payments for operating leases having initial or remaining non-cancelable terms in excess of one year are:

Years ended December 31,
(Millions of dollars)

2004	2005	2006	2007	2008	After 2008	Total
$194	$146	$118	$71	$54	$305	$888

20. Guarantees and product warranty

We have guaranteed to repurchase loans of certain Caterpillar dealers from the Dealer Capital Asset Trust (DCAT) in the event of default. These guarantees arose in conjunction with Cat Financial's relationship with third party dealers who sell Caterpillar equipment. These guarantees have terms ranging from one to four years and are secured primarily by dealer assets. At December 31, 2003 and 2002, the total amount outstanding under these guarantees was $380 million and $290 million, respectively, and the related book value was $5 million for 2003 and zero for 2002.

Our product warranty liability is determined by applying historical claim rate experience to the current field population and dealer inventory. Generally, historical claim rates are developed using a 12-month rolling average of actual warranty payments. These rates are applied to the field population and dealer inventory to determine the liability.

(Millions of dollars)	**2003**	2002	2001
Warranty liability, January 1	**$ 693**	$ 652	$ 615
Payments	**(484)**	(494)	(478)
Provision for warranty	**413**	535	515
Warranty liability, December 31	**$ 622**	$ 693	$ 652

TABLE III — Fair Values of Financial Instruments

(Millions of dollars)	**2003** Carrying Amount	**2003** Fair Value	2002 Carrying Amount	2002 Fair Value	2001 Carrying Amount	2001 Fair Value	Reference #
Asset (Liability) at December 31							
Cash and short-term investments	**$ 342**	**$ 342**	$ 309	$ 309	$ 400	$ 400	Statement 3, Note 18
Long-term investments	**1,057**	**1,057**	874	874	791	791	Note 18
Foreign currency contracts	**167**	**167**	47	47	2	2	Note 2
Finance receivables — net (excluding finance type leases[1])	**13,881**	**13,915**	12,093	12,177	10,931	10,957	Note 5
Short-term borrowings	**(2,757)**	**(2,757)**	(2,175)	(2,175)	(2,180)	(2,180)	Note 12
Long-term debt (including amounts due within one year)							
Machinery and Engines	**(3,399)**	**(3,873)**	(3,661)	(4,185)	(3,565)	(3,749)	Note 13
Financial Products	**(13,660)**	**(13,846)**	(11,847)	(12,118)	(10,857)	(11,048)	Note 13
Interest rate swaps							
Financial Products —							
in a net receivable position	**87**	**87**	84	84	58	58	Note 2
in a net payable position	**(59)**	**(59)**	(85)	(85)	(71)	(71)	Note 2

[1] Excluded items have a net carrying value at December 31, 2003, 2002 and 2001 of $1,546 million, $1,369 million and $1,185 million, respectively.

21. Environmental and legal matters

The company is regulated by federal, state and international environmental laws governing our use of substances and control of emissions in all our operations. Compliance with these existing laws has not had a material impact on our capital expenditures, earnings or competitive position.

We are cleaning up hazardous waste at a number of locations, often with other companies, pursuant to federal and state laws. When it is likely we will pay clean-up costs at a site and those costs can be estimated, the costs are charged against our earnings. In making that estimate, we do not consider amounts expected to be recovered from insurance companies and others.

The amount recorded for environmental cleanup is not material and is included in "Accrued expenses" in Statement 3. If a range of liability estimates is available on a particular site, we accrue the lower end of that range.

We cannot estimate costs on sites in the very early stages of cleanup. Currently, we have five sites in the very early stages of cleanup, and there is no more than a remote chance that a material amount for cleanup will be required.

Pursuant to a consent decree Caterpillar entered with the United States Environmental Protection Agency (EPA), the company was required to meet certain emission standards by October 2002. The decree provided that if engine manufacturers were unable to meet the standards at that time, they would be required to pay a non-conformance penalty (NCP) on each engine sold that did not meet the standard. The amount of the NCP would be based on how close to meeting the standard the engine came — the more out of compliance the higher the penalty. The company began shipping lower emission engines in October 2002 as a bridge until fully compliant Advanced Combustion Emission Reduction Technology (ACERT®) engines were introduced in 2003.

The consent decree also provided the ability to "bank" emissions credits prior to October 2002 that could be used to offset non-conforming engines produced after December 31, 2002. That is, if a company was able to produce and sell engines that were below the applicable standard prior to October 2002, then the company could apply the emission credits created by those engines to engines produced after December 31, 2002 that did not meet the consent decree standard. For example, an engine produced and sold prior to October 2002 that produced 3.5 grams of NO_x as compared to a 4.0 gram standard would create an emissions credit. This credit would be "banked" to be used to offset the NO_x deficiency of an engine produced after December 31, 2002 that did not meet the consent decree standard. Given this scenario, a company could produce and sell a 3.0 gram engine in 2003 without paying an NCP even though the engine exceeds the 2.5 gram standard. Caterpillar had a legal right, as described in the consent decree, to use its banked credits as offsets against NCPs for non-compliant engines produced after December 31, 2002. The EPA has approved the process by which the credits are calculated.

In a final report to the EPA filed during the third quarter of 2003, we identified 70,018 medium heavy-duty engines produced and sold prior to October 2002 that yielded emissions below the applicable standard for that period, resulting in 20,868 Mg of medium heavy-duty banked credits. This is 381 engines and 120 Mg less than had been identified at the end of 2002. The number of engines generating emissions credits in our final report to the EPA was lowered for a variety of reasons including a more detailed analysis of engines actually produced that were eligible to generate credits and the identification of engines shipped to customers outside the United States which were not eligible to generate emissions credits. During 2003, banked credits offset the NCPs on all but approximately 600 of the approximately 31,000 non-conforming medium heavy-duty engines we produced. We paid NCPs of $2,485 per engine, or $1.5 million, on the 600 medium heavy-duty engines produced in 2003 in excess of those for which we could use banked credits. We also identified 731 heavy-duty engines built prior to October 1, 2002, that generated banked credits totaling 969 Mg. This is 227 engines and 261 Mg less than had been identified at the end of 2002; the reasons for the reduction are similar to those resulting in the adjustments to medium heavy-duty engines and credits. Banked credits offset the NCPs on approximately 2,000 of the 45,000 non-conforming heavy-duty engines we built during 2003. We paid NCPs of approximately $3,555 per engine, or $153 million on the remaining 43,000 heavy-duty engines produced in 2003 in excess of those for which we could use banked credits.

We began production of medium heavy-duty ACERT engines that were fully-compliant with the EPA emissions standards in early 2003, and in mid-2003 began producing fully-compliant heavy-duty ACERT engines. During 2003, Caterpillar received certification from the EPA for its C7 and C9 medium heavy-duty ACERT engines and its C11, C13 and C15 heavy-duty ACERT engines. By the end of 2003 Caterpillar was producing all of these engine models, and as a result, does not expect to pay NCPs on engines built during 2004.

The certification process is described in the consent decree and the regulations, and includes the following:

- The durability of the engine is established through testing to determine if the engine emissions change with time. An emissions deterioration factor is determined that represents the amount of emission deterioration that would be expected over the useful life of the engine.
- An emission data engine is tested according to the regulations. Emission levels are determined on various steady state and transient tests.
- The results from the emissions tests are submitted to the EPA in a certification application as proof that the engine meets the requirements along with additional information and a request that a certificate be granted.
- The EPA reviews the application and if all the regulatory requirements are met, a certificate is issued.
- If the engine exceeds the standard, the EPA issues a certificate for either a banked or an NCP engine. The NCP engine certificate requires Production Compliance Auditing (PCA) testing.

After receipt of the EPA certificate, manufacturing and shipment of the certified engines can begin. Each engine is labeled to indicate that it is certified.

Our expense for NCPs was $40 million in 2002 and $153 million in 2003. NCP expense recorded in 2002 was based on our engineering estimates at that time of the expected results of EPA emissions testing that began and was completed in 2003. NCP expense recorded in 2003 reflects the results of the completed tests, including a reduction of approximately 3% to the NCP expense recorded for 2002. During the fourth quarter of 2003, we re-tested one configuration of our heavy-duty bridge engine models, averaging the results with an earlier test. Our 2003 NCP expense includes a $10 million fourth-quarter benefit from the re-test related to all bridge engines of that configuration produced since October 2002, including $1.3 million for engines produced in the fourth quarter of 2002 and $7.4 million for engines produced during the first three quarters of 2003. For 2002, we paid NCPs on approximately 6,200 heavy-duty units and 7,200 medium heavy-duty units, and for 2003 we paid NCPs on approximately 43,000 heavy-duty units and 600 medium heavy-duty units.

Aside from $142 million in customary research and development expenses, emissions standard changes negatively impacted our 2002 financial results by $24 million ($17 million after tax) as NCPs ($40 million pre-tax), product cost increases and ramp-up production costs ($4 million pre-tax) were partially offset by price increases for these engines ($20 million pre-tax). NCPs were deposited in an escrow account prior to completion of emissions testing for each engine model throughout 2003, and were paid to the EPA, either from the escrow account or directly, after completion of testing of a particular model. On January 30, 2004 Caterpillar paid NCPs to the EPA for engines built during the fourth quarter of 2003, ending its payments to the EPA for NCPs for engines built during 2002 and 2003. NCP expense for 2003 reflects this payment.

The following table reflects the 2002 impact of the emission standard changes:

(Millions of dollars)	2002
Price (Engines sold × bridge price increase)	$ 20
Incremental costs	
(Cost of additional materials and production costs)	(4)
NCPs (Engines sold × projected NCP per engine)	(40)
Net effect pre-tax	$ (24)
Tax	7
Net effect after tax	$ (17)

Aside from $115 million in customary research and development expenses, emissions standard changes negatively impacted our 2003 financial results by $46 million ($34 million after-tax). The net unfavorable impact of emission standard changes was greater in 2003 than in 2002 as significantly higher NCPs (approximately $153 million pre-tax), product cost increases and ramp-up production costs (approximately $84 million pre-tax), were partially offset by price increases for bridge and ACERT engines (approximately $191 million pre-tax). The following table reflects the 2003 impact of the emission standard changes:

(Millions of dollars)	2003
Price (Engines sold × bridge or ACERT price increase)	$191
Incremental costs	
(Cost of additional materials and production costs)	(84)
NCPs (Engines sold × NCP per engine – banked credits)	(153)
Net effect pre-tax	$(46)
Tax	12
Net effect after tax	$(34)

In addition to the above, the consent decree required Caterpillar to pay a fine of $25 million, which was expensed in 1998 and to make investments totaling $35 million in environmental-related products by July 7, 2007. Total qualifying investments to date for these projects is $29 million, of which $10 million was made in 2002 and $19 million in 2003. A future benefit is expected to be realized from these environmental projects related to Caterpillar's ability to capitalize on the technologies it developed in complying with its environmental project obligations. In short, Caterpillar expects to receive a positive net return on the environmental projects by being able to market the technology it developed.

NCPs were approximately $3,500 per heavy-duty engine subject to NCPs, based on the results of the completed EPA testing. Our net price increase for heavy-duty bridge engines was successfully implemented on October 1, 2002; this increase was competitive with price increases implemented by other engine manufacturers on that date. With the introduction of ACERT engines in 2003, we implemented an additional price increase to truck manufacturers that purchase our heavy-duty engines, and on January 1, 2004, we implemented a price increase for medium heavy-duty ACERT engines. These increases are based on the additional value that we expect truck owners to receive from ACERT engines compared to engines of our competitors as a result of better fuel economy, less maintenance and greater durability. The ultimate net price increase we are able to achieve for our ACERT engines in the future is dependent upon marketplace acceptance of these engines versus competitive alternatives.

On January 16, 2002, Caterpillar commenced an action in the Circuit Court of the Tenth Judicial Circuit of Illinois in Peoria, Illinois, against Navistar International Transportation Corporation and International Truck and Engine Corporation (collectively Navistar). The lawsuit arises out of a long-term purchase contract between Caterpillar and Navistar effective May 31, 1988, as amended from time to time (the Purchase Agreement). The pending complaint alleges that Navistar breached its contractual obligations by: (i) paying Caterpillar $8.08 less per fuel injector than the agreed upon price for new unit injectors delivered by Caterpillar; (ii) refusing to pay contractually agreed upon surcharges owed as a result of Navistar ordering less than planned volumes of replacement unit injectors; and (iii) refusing to pay contractually agreed upon interest stemming from Navistar's late payments. At December 31, 2003, the past due receivable from Navistar regarding the foregoing was $132 million. The pending complaint also has claims alleging that Franklin Power Products, Inc., Newstream Enterprises, and Navistar, collectively and individually, failed to pay the applicable price for shipments of unit injectors to Franklin and Newstream. At December 31, 2003, the past due receivables for the foregoing totaled $12 million. The pending complaint further alleges that Sturman Industries, Inc., and Sturman Engine Systems, Inc., colluded with Navistar to utilize technology that Sturman Industries, Inc., misappropriated from Caterpillar to help Navistar develop its G2 fuel system, and tortiously interfered with the Purchase Agreement and Caterpillar's prospective economic relationship with Navistar. The pending complaint further alleges that the two parties' collusion led Navistar to select Sturman Engine Systems, Inc., and another company, instead of Caterpillar, to develop and manufacture the G2 fuel system.

On May 7, 2002, International Truck and Engine Corporation (International) commenced an action against Caterpillar in the Circuit Court of DuPage County, Illinois, that alleges Caterpillar breached various aspects of a long-term agreement term sheet. In its fourth amended complaint, International seeks a declaration from the court that the term sheet constitutes a legally binding contract for the sale of heavy-duty engines at specified prices through the end of 2006, alleges that Caterpillar breached the term sheet by raising certain prices effective October 1, 2002, and also alleges that Caterpillar breached an obligation to negotiate a comprehensive long-term agreement referenced in the term sheet.

International further claims that Caterpillar improperly restricted the supply of heavy-duty engines to International from June through September 2002, and claims that Caterpillar made certain fraudulent misrepresentations with respect to the availability of engines during this time period. International seeks damages "in an amount to be determined at trial" and injunctive relief. Caterpillar filed an answer denying International's claims and has filed a counterclaim seeking a declaration that the term sheet has been effectively terminated. Caterpillar denies International's claims and will vigorously contest them. On September 24, 2003, the Appellate Court of Illinois, ruling on an interlocutory appeal, issued an order consistent with Caterpillar's position that, even if the court subsequently determines that the term sheet is a binding contract, it is indefinite in duration and was therefore terminable at will by Caterpillar after a reasonable period. Caterpillar anticipates that a trial currently scheduled for the third quarter of 2004 will address all remaining issues in this matter. This matter is not related to the breach of contract action brought by Caterpillar against Navistar currently pending in the Circuit Court of Peoria County, Illinois.

On August 30, 2002, a World Trade Organization (WTO) arbitration panel determined that the European Union (EU) may impose up to $4.04 billion per year in retaliatory tariffs if the U.S. tax code is not brought into compliance with an August 2001 WTO decision that found the extraterritorial tax (ETI) provisions of the FSC Repeal and Extraterritorial Income Exclusion Act of 2000 constitute an export subsidy prohibited by the WTO Agreement on Subsidies and Countervailing Measures. Since August 2002, the EU has developed a list of U.S. origin products on which the EU could impose tariffs as high as 100% of the value of the product. Negotiations among EU Member States, the European Commission and the private sector over which products would be listed were intense. The EU finalized the list in December 2003 and stated that in March 2004 it will begin imposing retaliatory tariffs of 5% on certain U.S. origin goods. If imposed, the tariffs would increase 1 percentage point per month to a maximum of 17% after one year. The gradual increase in tariffs is designed to place increasing pressure on the U.S. government to bring its tax laws into compliance with its WTO obligations. Given the makeup of the final retaliation list, some Caterpillar parts and components will be subjected to these additional tariffs. Based on what we know today, we do not believe these tariffs will materially impact our financial results. The company has production facilities in the EU, Russia, Asia and South America that would not be affected by a retaliatory tariff aimed at U.S. origin products. When the EU implements its proposed tariffs, increased pressure will be placed on Congress to repeal ETI, possibly during the current session. It is not possible to predict how the U.S. legislative process will affect the company's 2004 income tax liability, but based on what we know today, we do not believe the impact, if any, will be material.

22. Segment information

A. Basis for segment information

The company is organized based on a decentralized structure that has established accountabilities to continually improve business focus and increase our ability to react quickly to changes in both the global business cycle and competitors' actions. Our current structure uses a product, geographic matrix organization comprised of multiple profit and service center divisions.

Caterpillar is a highly integrated company. The majority of our profit centers are product focused. They are primarily responsible for the design, manufacture and ongoing support of their products. However, some of these product-focused profit centers also have marketing responsibilities. We also have geographically-based profit centers that are focused primarily on marketing. However, most of these profit centers also have some manufacturing responsibilities. One of our profit centers provides various financial services to our customers and dealers. The service center divisions perform corporate functions and provide centralized services.

We have developed an internal measurement system to evaluate performance and to drive continuous improvement. This measurement system, which is not based on generally accepted accounting principles (GAAP), is intended to motivate desired behavior of employees and drive performance. It is not intended to measure a division's contribution to enterprise results. The sales and cost information used for internal purposes varies significantly from our consolidated, externally reported information resulting in substantial reconciling items. Each division has specific performance targets and is evaluated and compensated based on achieving those targets. Performance targets differ from division to division; therefore, meaningful comparisons cannot be made among the profit or service center divisions. It is the comparison of actual results to budgeted results that makes our internal reporting valuable to management. Consequently, we feel that the financial information required by Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information" has limited value for our external readers.

Due to Caterpillar's high level of integration and our concern that segment disclosures based on SFAS 131 requirements have limited value to external readers, we are continuing to disclose financial results for our three principal lines of business (Machinery, Engines and Financial Products) in our Management's Discussion and Analysis beginning on page A-33 of the Appendix to the company's 2004 Annual Meeting Proxy Statement filed with the Securities and Exchange Commission on February 24, 2004.

B. Description of segments

The profit center divisions meet the SFAS 131 definition of "operating segments;" however, the service center divisions do not. Several of the profit centers have similar characteristics and have been aggregated. The following is a brief description of our seven reportable segments and the business activities included in the *All Other* category.

Asia/Pacific Marketing: Primarily responsible for marketing products through dealers in Australia, Asia (excluding Japan) and the Pacific Rim. Also includes the regional manufacturing of some products which also are produced by *Construction & Mining Products*.

Construction & Mining Products: Primarily responsible for the design, manufacture and ongoing support of small, medium and large machinery used in a variety of construction and mining applications. Also includes the design, manufacture, procurement and marketing of components and control systems that are consumed primarily in the manufacturing of our machinery.

EAME Marketing: Primarily responsible for marketing products (excluding *Power Products*) through dealers in Europe,

Africa, the Middle East and the Commonwealth of Independent States. Also includes the regional manufacturing of some products which are also produced by *Construction & Mining Products* and *Power Products*.

Financing & Insurance Services: Provides financing to customers and dealers for the purchase and lease of Caterpillar and other equipment, as well as some financing for Caterpillar sales to dealers. Financing plans include operating and finance leases, installment sale contracts, working capital loans and wholesale financing plans. The division also provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment.

Latin America Marketing: Primarily responsible for marketing products through dealers in Latin America. Also includes the regional manufacturing of some products that also are produced by *Construction & Mining Products* and *Power Products*.

Power Products: Primarily responsible for the design, manufacture, marketing and ongoing support of reciprocating and turbine engines along with related systems. These engines and related systems are used in products manufactured in other segments, on-highway trucks and locomotives; and in a variety of construction, electric power generation, marine, petroleum and industrial applications.

North America Marketing: Primarily responsible for marketing products (excluding *Power Products*) through dealers in the United States and Canada.

All Other: Primarily includes activities such as: service support and parts distribution to Caterpillar dealers worldwide; the design, manufacture and ongoing support of paving products; logistics services for other companies; service tools for Caterpillar dealers; and the remanufacture of Caterpillar engines and components and remanufacturing services for other companies.

C. Segment measurement and reconciliations

Please refer to Table IV of this Note 22 for financial information regarding our segments. There are several accounting differences between our segment reporting and our GAAP-based external reporting. Our segments are measured on an accountable basis; therefore, only those items for which divisional management is directly responsible are included in the determination of segment profit/(loss) and assets. We made several changes to our segment reporting methodologies in the first quarter of 2004. Most notable are a change in the current cost methodology used to value inventory and cost of sales for segment reporting purposes, as well as a change in the manner that interest expense is charged to segments. Amounts for 2003, 2002 and 2001 presented in Table IV of this Note 22 have been restated to conform to the new methodology.

The following is a list of the more significant accounting differences:

- Generally, liabilities are managed at the corporate level and are not included in segment operations. Segment accountable assets generally include inventories, receivables, property, plant and equipment.
- We account for intersegment transfers using a system of market-based prices. With minor exceptions, each of the profit centers either sells or purchases virtually all of its products to or from other profit centers within the company. Our high level of integration results in our internally reported sales being approximately double that of our consolidated, externally reported sales.
- Segment inventories and cost of sales are valued using a current cost methodology.
- Postretirement benefit expenses are split; segments are generally responsible for service and prior services costs, with the remaining elements of net periodic benefit cost included as a methodology difference.
- Interest expense is imputed (i.e., charged) to profit centers based on their level of accountable assets.
- Accountable profit is determined on a pretax basis.

Reconciling items are created based on accounting differences between segment reporting and our consolidated, external reporting. Please refer to Table IV of this Note 22 for financial information regarding significant reconciling items. Most of our reconciling items are self-explanatory given the above explanations of accounting differences. However, for the reconciliation of profit, we have grouped the reconciling items as follows:

- **Corporate costs:** Certain corporate costs are not charged to our segments. These costs are related to corporate requirements and strategies that are considered to be for the benefit of the entire organization.
- **Methodology differences:** See previous discussion of significant accounting differences between segment reporting and consolidated, external reporting.

TABLE IV — Segment Information (Millions of dollars)

Business Segments:

	Asia/ Pacific Marketing	Construction & Mining Products	EAME Marketing	Latin America Marketing	Power Products	North America Marketing	All Other	Total	Financing & Insurance Services	Consoli-dated Total
				Machinery and Engines						
2003										
External sales and revenues	$1,573	248	3,183	1,187	6,793	6,763	1,121	20,868	2,018	$22,886
Intersegment sales and revenues	$ 384	9,129	2,391	533	6,541	242	2,553	21,773	2	$21,775
Total sales and revenues	$1,957	9,377	5,574	1,720	13,334	7,005	3,674	42,641	2,020	$44,661
Depreciation and amortization	$ 13	188	72	42	292	1	81	689	551	$ 1,240
Imputed interest expense	$ 14	65	33	23	109	9	76	329	473	$ 802
Accountable profit (loss)	$ 110	560	214	99	25	316	347	1,671	337	$ 2,008
Accountable assets at Dec. 31	$ 627	2,190	1,018	692	3,710	293	2,537	11,067	20,235	$31,302
Capital Expenditures	$ 22	137	80	35	212	8	103	597	1,220	$ 1,817
2002										
External sales and revenues	$ 1,310	214	2,825	1,231	6,142	5,908	920	18,550	1,779	$ 20,329
Intersegment sales and revenues	$ 41	8,499	2,242	423	6,357	204	1,620	19,386	—	$ 19,386
Total sales and revenues	$ 1,351	8,713	5,067	1,654	12,499	6,112	2,540	37,936	1,779	$ 39,715
Depreciation and amortization	$ 12	191	53	43	293	—	68	660	436	$ 1,096
Imputed interest expense	$ 13	60	30	25	111	52	60	351	539	$ 890
Accountable profit (loss)	$ 86	311	125	64	(81)	88	201	794	270	$ 1,064
Accountable assets at Dec. 31	$ 414	2,178	778	965	3,568	(213)	2,862	10,552	17,417	$ 27,969
Capital Expenditures	$ 13	159	65	33	236	2	80	588	1,177	$ 1,765
2001										
External sales and revenues	$ 1,114	206	2,844	1,413	6,181	6,156	962	18,876	1,717	$ 20,593
Intersegment sales and revenues	$ 40	8,740	2,232	416	6,797	240	1,806	20,271	1	$ 20,272
Total sales and revenues	$ 1,154	8,946	5,076	1,829	12,978	6,396	2,768	39,147	1,718	$ 40,865
Depreciation and amortization	$ 12	194	62	42	351	—	65	726	335	$ 1,061
Imputed interest expense	$ 12	60	29	25	110	59	57	352	672	$ 1,024
Accountable profit (loss)	$ 20	448	155	74	183	93	232	1,205	347	$ 1,552
Accountable assets at Dec. 31	$ 441	2,263	925	746	3,694	(304)	2,206	9,971	15,437	$ 25,408
Capital Expenditures	$ 10	235	62	55	329	—	120	811	858	$ 1,669

Reconciliations:

	Machinery and Engines	(Unaudited) Financing & Insurance Services	Consolidating Adjustments	Consolidated Total
Sales & Revenues				
2003				
Total external sales and revenues from business segments	$ 20,868	$ 2,018	$ —	$ 22,886
Other	180	(123)	(180) [1]	(123)
Total sales and revenues	$ 21,048	$ 1,895	$ (180)	$ 22,763
2002				
Total external sales and revenues from business segments	$ 18,550	$ 1,779	$ —	$ 20,329
Other	98	(101)	(174) [1]	(177)
Total sales and revenues	$ 18,648	$ 1,678	$ (174)	$ 20,152
2001				
Total external sales and revenues from business segments	$ 18,876	$ 1,717	$ —	$ 20,593
Other	151	(72)	(222) [1]	(143)
Total sales and revenues	$ 19,027	$ 1,645	$ (222)	$ 20,450

[1] Elimination of Financial Product revenues from Machinery and Engines.

Continued

TABLE IV Continued — Segment Information (Millions of dollars)

Reconciliations:

	Machinery and Engines	Financing & Insurance Services	Consolidated Total
	(Unaudited)		
Profit before taxes			
2003			
Total accountable profit from business segments	$ 1,671	$ 337	$ 2,008
Corporate costs	(512)	—	(512)
Timing	54	—	54
Methodology differences:			
Inventory/cost of sales	(30)	—	(30)
Postretirement benefit expense	(162)	—	(162)
Financing costs	84	—	84
Equity in profit of unconsolidated affiliated companies	(16)	(4)	(20)
Currency	3	—	3
Other methodology differences	(32)	38	6
Other	46	—	46
Total profit before taxes	$ 1,106	$ 371	$ 1,477
2002			
Total accountable profit from business segments	$ 794	$ 270	$ 1,064
Corporate costs	(236)	—	(236)
Timing	(21)	—	(21)
Methodology differences:			
Inventory/cost of sales	33	—	33
Postretirement benefit expense	147	—	147
Financing costs	(24)	—	(24)
Equity in profit of unconsolidated affiliated companies	12	(8)	4
Currency	14	—	14
Other methodology differences	61	25	86
Other	47	—	47
Total profit before taxes	$ 827	$ 287	$ 1,114
2001			
Total accountable profit from business segments	$ 1,205	$ 347	$ 1,552
Corporate costs	(287)	—	(287)
Timing	(54)	—	(54)
Unusual charges not allocated to business segments	(153)	—	(153)
Methodology differences:			
Inventory/cost of sales	15	—	15
Postretirement benefit expense	206	—	206
Financing costs	(124)	—	(124)
Equity in profit of unconsolidated affiliated companies	4	(7)	(3)
Currency	3	—	3
Other methodology differences	(54)	5	(49)
Other	63	—	63
Total profit before taxes	$ 824	$ 345	$ 1,169

Continued

TABLE IV Continued — Segment Information (Millions of dollars)

Reconciliations:

	(Unaudited)			
	Machinery and Engines	Financing & Insurance Services	Consolidating Adjustments	Consolidated Total
Assets				
2003				
Total accountable assets from business segments	**$ 11,067**	**$ 20,235**	**$ —**	**$ 31,302**
Items not included in segment assets:				
Cash and short-term investments	**220**	**122**	**—**	**342**
Intercompany trade receivables	**572**	**397**	**(969)**	**—**
Investment in affiliated companies	**325**	**—**	**—**	**325**
Investment in Financial Products	**2,547**	**—**	**(2,547)**	**—**
Deferred income taxes and prepaids	**2,736**	**77**	**(228)**	**2,585**
Intangible assets and other assets	**1,874**	**—**	**—**	**1,874**
Service center assets	**895**	**—**	**—**	**895**
Liabilities included in segment assets	**925**	**—**	**—**	**925**
Inventory methodology differences	**(2,035)**	**—**	**—**	**(2,035)**
Other	**84**	**168**	**—**	**252**
Total assets	**$ 19,210**	**$ 20,999**	**$ (3,744)**	**$ 36,465**
2002				
Total accountable assets from business segments	$ 10,552	$ 17,417	$ —	$ 27,969
Items not included in segment assets:				
Cash and short-term investments	146	163	—	309
Intercompany trade receivables	917	343	(1,260)	—
Investment in affiliated companies	283	—	—	283
Investment in Financial Products	1,961	—	(1,961)	—
Deferred income taxes and prepaids	2,698	75	(133)	2,640
Intangible assets and other assets	1,541	—	—	1,541
Service center assets	810	—	—	810
Liabilities included in segment assets	848	—	—	848
Inventory methodology differences	(1,845)	—	—	(1,845)
Other	78	149	(35)	192
Total assets	$ 17,989	$ 18,147	$ (3,389)	$ 32,747
2001				
Total accountable assets from business segments	$ 9,971	$ 15,437	$ —	$ 25,408
Items not included in segment assets:				
Cash and short-term investments	251	149	—	400
Intercompany trade receivables	405	355	(760)	—
Investment in affiliated companies	345	—	—	345
Investment in Financial Products	1,662	—	(1,662)	—
Deferred income taxes and prepaids	2,400	55	(74)	2,381
Intangible assets and other assets	1,445	—	—	1,445
Service center assets	844	—	—	844
Liabilities included in segment assets	853	—	—	853
Inventory methodology differences	(1,571)	—	—	(1,571)
Other	598	(101)	(17)	480
Total assets	$ 17,203	$ 15,895	$ (2,513)	$ 30,585

Enterprise-wide Disclosures:

External sales and revenues from products and services:

	2003	2002	2001
Machinery	**$13,678**	$11,975	$12,158
Engines	**7,370**	6,673	6,869
Financial Products	**1,715**	1,504	1,423
Total consolidated	**$22,763**	$20,152	$20,450

Continued

TABLE IV Continued — Segment Information (Millions of dollars)

Information about Geographic Areas:

	Sales & Revenues[1]			Net property, plant and equipment		
					December 31,	
	2003	2002	2001	**2003**	2002	2001
Inside United States	**$ 10,058**	$ 9,291	$ 10,033	**$ 4,315**	$ 4,524	$ 4,351
Outside United States	**12,705**	10,861	10,417	**2,975**[2]	2,522[2]	2,252[2]
Total	**$ 22,763**	$ 20,152	$ 20,450	**$ 7,290**	$ 7,046	$ 6,603

[1] Sales of machinery and engines are based on dealer location. Revenues from services provided are based on where service is rendered.

[2] Amount includes $675 million, $680 million and $681 million of net property, plant and equipment located in the United Kingdom as of December 31, 2003, 2002 and 2001, respectively.

23. Other Charges

(Millions of dollars)	2001 Charge	Asset Impair-ments	2002 Activity*	12/31/02 Balance	2003 Activity	**12/31/03 Balance**
Challenger:						
Asset impairments	$ 32	$ (32)	$ —	$ —	$ —	**$ —**
Exit costs	49	—	(38)	11	(11)	—
	81	(32)	(38)	11	(11)	—
Shrewsbury:						
Asset impairments	16	(16)	—	—	—	—
Redundancy	10	—	(6)	4	(4)	—
Exit costs	4	—	(2)	2	(2)	—
	30	(16)	(8)	6	(6)	—
U.S. employment reduction	34	—	(34)	—	—	—
Other asset impairments	8	(8)	—	—	—	—
Total	$ 153	$ (56)	$ (80)	$ 17	$ (17)	**$ —**

*All amounts were paid in cash except for the U.S. employment reduction of $34 million which was reclassified to our pension accounts. Please refer to the Benefits Obligation Table in Note 11.

During the fourth quarter of 2001, we recorded pretax charges of $153 million related to the sale of the Challenger agricultural tractor line to AGCO, charges related to ceasing engine production at our Shrewsbury, England plant, planned U.S. salaried and management employment reductions and other asset impairment charges. These charges were recorded in the "Other operating expenses" line in Statement 1. Planned employee reductions were 495 for Shrewsbury and 433 for the U.S. employment reduction. Challenger assets were held in our *All Other* segment and Shrewsbury assets are held in our *Power Products* segment.

During 2002, we reduced the Challenger exit cost reserve by $38 million, primarily for cash outlays for research and development expenses and manufacturing equipment in accordance with the contract with AGCO. We reduced the Shrewsbury redundancy reserve by $6 million for separation benefits for 225 employees. As planned, the U.S. employment reduction was achieved entirely through voluntary retirements. As a result, the reserve of $34 million was reclassified to our pension accounts upon completion of the retirement program.

During 2003, the contracts related to the Challenger were terminated. The cost of these obligations was recognized as an exit cost in 2001 as the contracts provided no benefit to Caterpillar after the sale to AGCO. Contract cancellation costs were charged to the reserve, which was reduced to zero. There will be no future cash outlays related to these contracts. Also during 2003, the Shrewsbury exit plan was completed and remaining costs were charged to the reserve, which was also reduced to zero.

24. Selected quarterly financial results (unaudited)

	2003 Quarter			
(Dollars in millions except per share data)	1st	2nd	3rd	4th
Sales and revenues	**$ 4,821**	**$ 5,932**	**$ 5,545**	**$ 6,465**
Less: Revenues	**397**	**431**	**433**	**454**
Sales	**4,424**	**5,501**	**5,112**	**6,011**
Cost of goods sold	**3,630**	**4,329**	**4,143**	**4,843**
Gross margin	**794**	**1,172**	**969**	**1,168**
Profit	**129**	**399**	**222**	**349**
Profit per common share	**$ .37**	**$ 1.16**	**$ .64**	**$ 1.01**
Profit per common share — diluted	**$ .37**	**$ 1.15**	**$ .62**	**$ .97**

	2002 Quarter			
(Dollars in millions except per share data)	1st	2nd	3rd	4th
Sales and revenues	$ 4,409	$ 5,291	$ 5,075	$ 5,377
Less: Revenues	365	376	375	388
Sales	4,044	4,915	4,700	4,989
Cost of goods sold	3,307	3,974	3,798	4,067
Gross margin	737	941	902	922
Profit	80	200	213	305
Profit per common share	$ .23	$ .58	$ .62	$ .89
Profit per common share — diluted	$ .23	$ .58	$ .61	$ .88